Exhibit 99.1

Deutsche Bank

Earnings Report as of March 31, 2021

Contents

Group results 3

Segment results 7

Consolidated balance sheet 13

Strategy 15

Outlook 19

Risks and Opportunities 22

Risk information 24

Additional information 33

Management and Supervisory Board 33

Capital expenditures and divestitures 33

Events after the reporting period 33

Basis of preparation/impact of changes in accounting principles 34

Impact of COVID-19 38

Impact of Deutsche Bank’s transformation 40

Total net revenues 41

Earnings per common share 41

Consolidated statement of comprehensive income 42

Provisions 43

Non-GAAP financial measures 43

Imprint 50

Page intentionally left blank for SEC filing purposes

Group results

Significant profit growth across all businesses

Profit before tax was € 1.9 billion for the first quarter of 2021, up from € 74 million in the first quarter of 2020. Net profit was €   1.2 billion, compared to a net loss of € 4 million in the prior year quarter. The Group delivered post-tax RoTE of 9.0 % in the quarter, versus a negative 0.9 % in the prior year period, with a cost/income ratio of 74%. First-quarter profit includes the impact of € 571 million in bank levies in respect of the full year.

In the Core Bank, which excludes the Capital Release Unit, profit before tax more than doubled year on year to € 2.3 billion. This was driven by significant year on year profit growth across all four businesses. Core Bank post-tax RoTE was 12.7%, up from 4.2 % in the prior year quarter, while the cost/income ratio improved to 68%, versus 79 % in the prior year period. Adjusted profit before tax, which excludes specific revenue items, transformation charges, impairments of goodwill and intangibles and restructuring and severance, was € 2.5 billion, also more than double the prior year quarter, and adjusted post-tax RoTE was 13.7%.

Losses in the Capital Release Unit reduced by nearly half

The Capital Release Unit reported a loss before tax of € 410 million in the quarter, versus a loss before tax of € 765 million in the first quarter of 2020. This improvement was partly driven by net revenues of € 81 million in the quarter, compared to negative € 57 million in the prior year quarter. De-risking costs in the current quarter were offset by positive revenues from gains on asset sales and reserve releases, reflecting market conditions, and positive operating income.

Noninterest expenses in the Capital Release Unit declined by 28 % year on year to € 498 million. This was driven predominantly by a 36   % reduction in adjusted costs ex-transformation charges to € 422 million, reflecting year on year reductions in service cost allocations, bank levy allocations and compensation costs.

The Capital Release Unit further reduced risk weighted assets (RWAs) which stood at € 34 billion at quarter-end, down by 24   % from € 44 billion in the prior year quarter. De-risking of € 1.5 billion in the quarter was offset by model impacts and higher credit valuation adjustments (CVA). RWAs include € 23 billion in Operational Risk RWAs. Leverage exposure was € 81 billion at quarter-end, versus € 118 billion in the prior year quarter and € 72 billion in the fourth quarter of 2020. The quarter on quarter increase primarily reflected an incremental allocation of central liquidity reserves discussed at the Investor Deep Dive in December 2020. This, together with higher Prime Finance leverage, more than offset leverage exposure reductions from continued de-risking, maturities, market movements and other effects.

Revenues: financing and advising clients in supportive markets

Group net revenues were € 7.5 billion, up 21 % year on year, the highest quarterly revenues since the first quarter of 2017 despite exits from non-strategic businesses as part of transformation. The year on year growth was driven primarily by 19 % growth in Core Bank revenues to € 7.5 billion.

Net revenue development in Deutsche Bank’s core businesses was as follows:

  Corporate Bank net revenues were € 1.3 billion, down 1 % year on year, and up 2 % if adjusted for currency translation effects. Interest rate headwinds were offset by positive impacts from further progress on deposit re-pricing, which covered a total of € 83 billion in deposits at the end of the quarter, and the ECB’s current Targeted Long-Term Refinancing Operation (TLTRO III) program, as the bank met the additional loan growth requirement. Corporate Treasury Services revenues were down 1%, but up 2 % adjusted for currency impacts, due partly to TLTRO III, deposit repricing and portfolio rebalancing measures. Institutional Client Services revenues were down 3%, while on a currency-adjusted basis revenues grew 3 % as fee income growth in Trust and Agency Services more than offset a decline in Securities Services driven by lower interest rates. Business Banking revenues were up 1 % year on year, despite interest rate headwinds.

  Investment Bank net revenues were € 3.1 billion in the quarter, up 32%. Revenues in Fixed Income & Currencies (FIC) rose 34 % to € 2.5 billion, driven by strong year on year growth in Credit Trading and Financing. This more than offset a normalization of revenues in Rates, Foreign Exchange and Emerging Markets from the exceptional levels of the prior year period. Revenues in Origination & Advisory rose 40 % to € 644 million. Significant growth in Equity Origination was driven by strength across the franchise, including high levels of activity in Special Purpose Acquisition Companies (SPACs), while a rebound in Leveraged Debt Capital Markets contributed to growth in Debt Origination. Deutsche Bank grew market share in Origination & Advisory by 30 basis points year on year (source: Dealogic ). Revenue growth was achieved with continued resource discipline: RWAs were down 4 % year on year and the cost/income ratio was 52%, down from 63 % in the prior year period.
  Private Bank net revenues were € 2.2 billion, flat year on year. Continued deposit margin compression from interest rate headwinds was mitigated by continued business growth, with record net new business volumes of € 15 billion in the quarter. This included net inflows of investment products of € 9 billion and net new client loans of € 4 billion. In the Private Bank in Germany, revenues were up 1%, while in the International Private Bank, revenues were down 1 % year on year but up 1 % if adjusted for specific items and currency translation effects. The current quarter also benefited from the TLTRO III program and higher fee income from insurance products. Assets under Management rose by € 26 billion to € 519 billion during the quarter, exceeding half a trillion euros for the first time since 2017, reflecting five consecutive quarters of net inflows in investment products and positive effects from market performance and currency translation.
  Asset Management net revenues rose by 23 % to € 637 million in the quarter. Management fees were essentially stable year on year, as four consecutive quarters of client inflows and supportive market conditions offset industry-wide pressure on margins. Revenues were positively impacted by a favorable change in the fair value of guarantees, and performance and transaction fees more than doubled versus the prior year quarter. Assets under Management rose by € 28 billion in the quarter to € 820 billion, a record level, reflecting supportive markets and currency movements. Net inflows were € 1 billion during the quarter; inflows in Passive and Alternatives were largely offset by outflows from low-margin cash products as investors returned to risk assets.

Costs remain in line with transformation targets

Noninterest expenses were € 5.6 billion in the quarter, down 1 % versus the prior year quarter. These included bank levies of €   571   million, up by 13 % year on year, and transformation charges of € 116 million, up 38%. Adjusted costs ex-transformation charges, bank levies and reimbursable expenses related to Prime Finance were € 4.7 billion, down 4%. This was the thirteenth consecutive quarter of year on year reductions in adjusted costs on this basis. The internal workforce was 84,389 full-time equivalents (FTEs) at the end of the quarter, a reduction of 2,278 FTEs since the first quarter of 2020.

Significant improvement in provision for credit losses

Provision for credit losses was € 69 million in the quarter, down 86 % from € 506 million in the first quarter of 2020, and six   basis points (bps) of average loans on an annualized basis. Provisions for non-performing loans (Stage 3) were reduced by 40   % versus the prior year quarter, due partly to fewer impairment events and partly to releases on specific exposures. Provisions were further reduced by releases of provisions for performing loans (Stage 1 and 2), which reflected an improved macro-economic outlook.

Continued conservative management of capital and balance sheet

The Common Equity Tier 1 (CET 1) ratio rose to 13.7 % during the quarter. CET   1 capital was positively impacted by net income, partly offset by a dividend accrual of € 300 million, equity compensation and other effects.

Risk weighted assets (RWAs) rose slightly from € 329 billion to € 330 billion during the quarter, largely reflecting currency translation effects. An increase in RWAs of € 4 billion due to the European Central Bank’s Targeted Review of Internal Models (TRIM) materialized as expected in the first quarter. The bank expects approximately 80 basis points of additional CET   1 ratio burden from final TRIM decisions and other regulatory RWA inflation expected in the second quarter of 2021.

The Leverage Ratio was 4.6% (fully loaded) in the first quarter, down by eight basis points from the end of the previous quarter and excluding certain central bank deposit balances. Including these balances, the ratio would have been 4.2%, down by 12 basis points versus the previous quarter. This development reflects growth in leverage exposure of 2 % during the quarter, predominantly driven by currency translation effects, together with trading volumes and net loan growth. On a phase-in basis, the Leverage Ratio was 4.7%, down by eight basis points quarter on quarter.

Liquidity reserves were € 243 billion at the end of the first quarter, stable versus the fourth quarter of 2020. The Liquidity Coverage Ratio was 146 % and the surplus over regulatory requirements was € 70 billion.

Continued progress on sustainable financing and investment

Deutsche Bank continued to make progress in growing sustainable financing and investment volumes during the quarter. Volumes rose by € 25 billion, the highest quarterly volume to date, to a cumulative total of € 71 billion, up from € 46 billion at the end of the fourth quarter of 2020. First quarter 2021 milestones included:

  Deutsche Bank’s second green bond, a U.S. dollar-denominated senior preferred debt instrument with a five-year tenor, raised 800 million U.S. dollars. The proceeds enable Deutsche Bank to refinance projects such as energy-efficient commercial real estate.
  Working with the New Development Bank in Shanghai to issue the first emerging markets panda bond, a renminbi-denominated issuance with a coupon of 3.22%. This aims to finance sustainable activities to support all 17 UN Sustainable Development Goals. The bond was issued with reference to the UNDP Sustainable Development Goals Impact Standards for bonds and raised 5 billion renminbi in China’s onshore bond market.
  Raising 750 million U.S. dollars through a senior non-preferred bond issuance in New York, working in partnership with additional underwriters owned and led by management teams consisting of women, minorities, and service-disabled veterans. This transaction reflects Deutsche Bank’s commitment to diversity and inclusion within the financial community.
  Launching green deposits for clients of the Corporate Bank and International Private Bank. These offer cash management solutions in the form of term deposits which finance an equivalent sum in the bank’s green asset pool, thereby linking clients’ liquidity requirements with their sustainability goals. Eligibility criteria for companies include certain levels of ESG ratings.

Group results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2021	Mar 31, 2020	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank (CB)	1,313	1,325	(11)	(1)
Investment Bank (IB)	3,097	2,354	744	32
Private Bank (PB)	2,178	2,167	11	0
Asset Management (AM)	637	519	118	23
Capital Release Unit (CRU)	81	(57)	138	N/M
Corporate & Other (C&O)	243	(90)	332	N/M
Total net revenues	7,549	6,218	1,331	21
Provision for credit losses	69	506	(437)	(86)
Noninterest expenses:
Compensation and benefits	2,631	2,689	(58)	(2)
General and administrative expenses	2,926	2,875	52	2
Impairment of goodwill and other intangible assets	0	0	(0)	N/M
Restructuring activities	17	74	(57)	(77)
Total noninterest expenses	5,574	5,638	(64)	(1)
Profit (loss) before tax	1,905	74	1,831	N/M
Income tax expense (benefit)	661	78	583	N/M
Profit (loss)	1,244	(4)	1,248	N/M
Profit (loss) attributable to noncontrolling interests	36	23	12	53
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,208	(27)	1,236	N/M
Profit (loss) attributable to additional equity components	94	86	8	9
Profit (loss) attributable to Deutsche Bank shareholders	1,115	(113)	1,228	N/M

Common Equity Tier 1 capital ratio	13.7%	12.8%	0.9 ppt	N/M
Leverage ratio (fully loaded)	4.6%	4.0%	0.7 ppt	N/M
Leverage ratio (phase-in)	4.7%	4.1%	0.7 ppt	N/M
Loans (gross of allowance for loan losses, in € bn)1	441	459	(18)	(4)
Deposits (in € bn)1	578	567	11	2
Assets under Management (in € bn)1	1,354	1,158	196	17
Employees (full-time equivalent)1	84,389	86,667	(2,278)	(3)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end

Core Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2021	Mar 31, 2020	Absolute Change	Change in %
Net revenues:
Corporate Bank (CB)	1,313	1,325	(11)	(1)
Investment Bank (IB)	3,097	2,354	744	32
Private Bank (PB)	2,178	2,167	11	0
Asset Management (AM)	637	519	118	23
Corporate & Other (C&O)	243	(90)	332	N/M
Total net revenues	7,468	6,275	1,193	19
Provision for credit losses	77	492	(416)	(84)
Noninterest expenses:
Compensation and benefits	2,591	2,637	(46)	(2)
General and administrative expenses	2,468	2,233	235	11
Impairment of goodwill and other intangible assets	0	0	(0)	N/M
Restructuring activities	16	73	(56)	(78)
Total noninterest expenses	5,076	4,944	132	3
Noncontrolling interests	0	0	0	N/M
Profit (loss) before tax	2,315	839	1,476	176

Total assets (in € bn)1	1,142	1,201	(59)	(5)
Loans (gross of allowance for loan losses, in € bn)1	438	455	(17)	(4)
Employees (front office full-time equivalent)1	83,945	86,090	(2,145)	(2)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Segment results

Corporate Bank (CB)

Profit before tax was € 229 million in the quarter, up 90 % versus € 121 million in the prior year quarter. Adjusted profit before tax rose 69 % year on year to € 266 million.

First-quarter net revenues of € 1.3 billion were 1 % lower year on year, but 2 % higher if adjusted for currency translation effects. The business offset interest rate headwinds with benefits from the TLTRO III program, charging agreements, portfolio rebalancing actions and business momentum. Commission and fee income grew by 3 % year on year. Charging agreements covered accounts with a value of € 83 billion at the end of the quarter, up from € 78 billion at the end of the fourth quarter 2020. Repricing contributed revenues of € 74 million in the quarter, ahead of the guidance provided at the bank’s Investor Deep Dive in December 2020 on an annualized basis. Additionally, the Corporate Bank made progress on its strategy for clearing payments via online marketplaces and expanded its partnership with MasterCard.

Net revenues from Corporate Treasury Services were € 796 million, down 1 % year on year, but 2 % higher on a currency-adjusted basis. Benefits from the TLTRO III program, charging agreements and portfolio rebalancing actions offset interest rate headwinds.

Institutional Client Services net revenues were € 327 million, down 3%, but 3 % higher adjusted for currency translation. Fee income growth in Trust and Agency Services offset a decline in Securities Services revenues due to interest rate headwinds in key markets.

Business Banking net revenues of € 190 million were up 1 % year on year, as interest rate pressures were offset by charging agreements and benefits from the TLTRO III program.

Noninterest expenses were € 1.1 billion, up 1 % higher year on year. Adjusted costs ex-transformation charges were also up 1   % year on year due to higher bank levy allocations, partly offset by positive impacts from headcount reductions, non compensation initiatives and currency translation effects.

Provision for credit losses was a net release of € 20 million in the quarter, compared to a provision of € 106 million in the prior year quarter. This development was driven by releases due to an improving macroeconomic outlook and releases of provisions on specific exposures.

Corporate Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2021	Mar 31, 2020	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	796	800	(5)	(1)
Institutional Client Services	327	336	(9)	(3)
Business Banking	190	188	2	1
Total net revenues	1,313	1,325	(11)	(1)
Of which:
Net interest income	707	703	4	1
Commissions and fee income	547	531	16	3
Remaining income	59	91	(31)	(35)
Provision for credit losses	(20)	106	(127)	N/M
Noninterest expenses:
Compensation and benefits	274	280	(7)	(2)
General and administrative expenses	818	812	6	1
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	12	5	7	148
Total noninterest expenses	1,104	1,097	7	1
Noncontrolling interests	0	0	0	N/M
Profit (loss) before tax	229	121	109	90

Total assets (in € bn)1	246	245	1	0
Loans (gross of allowance for loan losses, in € bn)1	117	131	(14)	(10)
Employees (front office full-time equivalent)1	7,558	7,889	(331)	(4)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Investment Bank (IB)

Profit before tax was € 1.5 billion in the quarter, up 134 % versus € 637 million in the prior year quarter. Adjusted profit before tax rose 149 % year on year to € 1.5 billion.

First-quarter net revenues were € 3.1 billion, up 32 % year on year and up 34 % ex-specific items. Revenue growth was driven by strong business performance and continued progress on strategy implementation.

Fixed Income & Currency (FIC) Sales & Trading net revenues were € 2.5 billion, up 34 % year on year. Financing and Credit Trading revenues were significantly higher, reflecting strong performance in the current quarter combined with non-recurrence of prior year mark-to-market losses due to market dislocation. Revenues in Rates, Foreign Exchange and Emerging Markets declined as market activity normalized compared with the exceptional levels of the first quarter of 2020; however, the franchise showed resilience with certain business areas performing strongly year on year.

Origination & Advisory net revenues were € 644 million, up 40 % year on year. Equity Origination revenues were significantly higher, driven by growth across the franchise, with record levels of Special Purpose Acquisition Company (SPAC) activity as well as growth in Initial Public Offerings and follow-ons. Growth in Debt Origination revenues was driven predominantly by a rebound in Leveraged Debt Capital Markets and strong performance with Supranationals, Sovereigns and Agencies (SSAs). Origination and Advisory captured a gain of 30 basis points in market share versus the first quarter of 2020 (source: Dealogic ). Deutsche Bank ranked #3 in Global EUR denominated issuance for SSA clients with 7.9 % market share through the quarter (source: Dealogic ). Advisory revenues declined year on year, but were up if adjusted for the net impact of hedging activity.

Noninterest expenses were € 1.6 billion in the quarter, up 9 % year on year, reflecting an increased bank levy allocation. Excluding this item, noninterest expenses were essentially flat. The cost/income ratio improved to 52%, from 63 % in the prior year quarter.

Provision for credit losses was € 0 million in the quarter , as releases driven by the improved macroeconomic outlook offset Stage 3 impairments.

Investment Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2021	Mar 31, 2020	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	2,478	1,854	624	34
Debt Origination	385	368	17	5
Equity Origination	196	20	176	N/M
Advisory	63	71	(8)	(11)
Origination & Advisory	644	459	185	40
Other	(25)	41	(66)	N/M
Total net revenues	3,097	2,354	744	32
Provision for credit losses	0	243	(242)	(100)
Noninterest expenses:
Compensation and benefits	492	495	(3)	(1)
General and administrative expenses	1,113	977	136	14
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	1	4	(3)	(77)
Total noninterest expenses	1,605	1,475	130	9
Noncontrolling interests	1	(1)	2	N/M
Profit (loss) before tax	1,490	637	853	134

Total assets (in € bn)1	574	653	(79)	(12)
Loans (gross of allowance for loan losses, in € bn)1	71	87	(16)	(18)
Employees (front office full-time equivalent)1	4,279	4,324	(45)	(1)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Private Bank (PB)

Profit before tax was € 274 million for the first quarter 2021, up 92 % versus € 143 million in the prior year period. Adjusted profit before tax was € 297 million, up 43 % year on year, reflecting continued cost savings, lower provision for credit losses, and stable revenues despite substantial interest rate headwinds.

First-quarter net revenues were € 2.2 billion, stable compared to the first quarter 2020 and up 2 % on a currency-adjusted basis. Interest rate headwinds were largely offset by continued business growth: € 15 billion of net new business volumes in the quarter included net new client loans of € 4 billion and net inflows into investment products of € 9 billion. This represents significant progress towards the Private Bank’s full-year 2021 business growth ambition of more than € 30 billion in net new client loans and net inflows in assets under management. The current quarter also benefited from the TLTRO III program and higher fee income from insurance products.

The Private Bank Germany generated net revenues of € 1.3 billion, up 1 % compared to the prior year quarter. Continued growth in loan revenues and TLTRO III benefits, combined with higher commission and fee income from investment and insurance products, more than offset the impacts of continued deposit margin compression.

In the International Private Bank , net revenues were € 831 million, down 1 % compared to the prior year quarter. Revenues were up 1 % year on year excluding specific items and negative currency translation effects. Sustained business growth in investment products, due in part to relationship manager hires in previous periods, together with loan growth and TLTRO III benefits, more than offset headwinds from lower interest rates.

Assets under Management increased by € 26 billion in the quarter. This reflected net inflows of € 10 billion, including € 9   billion in investment products, market appreciation, and positive currency translation effects.

Noninterest expenses were € 1.8 billion, down 4 % versus the prior year quarter. This reflected a reduction in transformation-related effects to € 47 million, down from € 81 million in the prior year period, and a 3 % reduction in adjusted costs ex-transformation charges to € 1.8 billion. This was mainly due to continued cost discipline and savings from transformation initiatives including workforce reductions, partly offset by higher costs for deposit protection schemes.

Provision for credit losses was € 98 million, down 29 % year on year, reflecting releases due to an improved macroeconomic outlook, tight risk discipline and a high quality loan book. These more than offset the continued impact of the COVID-19 environment.

Private Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2021	Mar 31, 2020	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,346	1,331	15	1
International Private Bank	831	836	(4)	(1)
IPB Personal Banking1	229	221	8	4
Private Banking2 and Wealth Management	602	615	(13)	(2)
Total net revenues	2,178	2,167	11	0
Of which:
Net interest income	1,172	1,190	(19)	(2)
Commissions and fee income	889	846	43	5
Remaining income	117	131	(14)	(11)
Provision for credit losses	98	139	(40)	(29)
Noninterest expenses:
Compensation and benefits	719	739	(20)	(3)
General and administrative expenses	1,084	1,085	(1)	(0)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	2	62	(60)	(96)
Total noninterest expenses	1,805	1,886	(81)	(4)
Noncontrolling interests	0	(0)	0	N/M
Profit (loss) before tax	274	143	132	92

Total assets (in € bn)3	296	263	33	12
Loans (gross of allowance for loan losses, in € bn)3	242	228	14	6
Assets under Management (in € bn)3	519	442	78	18
Net flows (in € bn)	10	1	10	N/M
Employees (front office full-time equivalent)3	29,522	31,113	(1,590)	(5)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 Including small businesses in Italy, Spain and India.

2 Including small & mid caps in Italy, Spain and India.

3 As of quarter-end.

Asset Management (AM)

Profit before tax  was € 183 million in the first quarter, a 66 % increase over the prior year period. Adjusted for transformation charges and restructuring and severance expenses, profit before tax rose 61 % to € 190 million.

First-quarter net revenues  were € 637 million, a 23 % increase over the prior year period. This was primarily due to a favorable change in the fair value of guarantees and higher performance fees. Management fees were essentially flat year on year, as four consecutive quarters of net inflows and positive market conditions offset continued industry-wide margin pressure.

Net inflows  were € 1 billion in the first quarter. Net inflows of € 10 billion in Passive, Alternatives and Active (ex-cash) products were offset by outflows from low-margin cash products, as investor risk appetite increased in supportive markets.

Assets under Management grew by € 28 billion during the quarter to a record € 820 billion. This rise was driven by positive market developments as well as favorable exchange rate movements and supported by net inflows.

Noninterest expenses  were € 405 million in the first quarter, up 8 % year on year. Adjusted costs ex-transformation charges were € 399 million, up 9%. This increase was driven by higher compensation costs, primarily due to higher deferred compensation relating to the strong performance of the DWS share price since the first quarter of 2020, and platform investments. This was partly offset by a reduction in general and administrative expenses driven by the ongoing cost saving initiatives. The cost/income ratio for Asset Management improved year on year by 8 percentage points to 64 % in the quarter.

Asset Management results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2021	Mar 31, 2020	Absolute Change	Change in %
Net revenues:
Management Fees	547	553	(6)	(1)
Performance and transaction fees	40	17	22	130
Other	50	(51)	101	N/M
Total net revenues	637	519	118	23
Provision for credit losses	(0)	1	(1)	N/M
Noninterest expenses:
Compensation and benefits	216	173	43	25
General and administrative expenses	188	197	(9)	(4)
Impairment of goodwill and other intangible assets	0	0	(0)	N/M
Restructuring activities	1	3	(2)	(71)
Total noninterest expenses	405	374	32	8
Noncontrolling interests	49	35	14	40
Profit (loss) before tax	183	110	73	66

Total assets (in € bn)1	10	10	1	7
Assets under Management (in € bn)1	820	700	120	17
Net flows (in € bn)	1	(2)	3	N/M
Employees (front office full-time equivalent)1	3,945	3,889	56	1

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Capital Release Unit (CRU)

Loss before tax was € 410 million in the quarter, versus a loss before tax of € 765 million in the first quarter of 2020. This improvement was driven partly by net revenues of € 81 million in the quarter, up from € 57 million negative in the prior year quarter. Negative de-risking costs in this quarter were offset by positive revenues from gains on asset sales and reserve releases, reflecting market conditions, and positive operating income.

Noninterest expenses declined by 28 % versus the prior year period to € 498 million, driven by a 36 % reduction in adjusted costs ex-transformation charges to € 422 million. The reduction in adjusted costs ex-transformation charges was largely driven by year on year reductions in service cost allocations, bank levy allocations and compensation costs.

The Capital Release Unit made further progress on risk weighted asset (RWA) reduction in the quarter. RWAs were € 34 billion at quarter-end, down by 24 % from € 44 billion at the end of the prior year quarter. De-risking of € 1.5 billion during the quarter was offset by model impacts and CVA inflation. Remaining RWAs include € 23 billion in Operational Risk RWAs.

Leverage exposure was € 81 billion at quarter-end, versus € 118 billion in the prior year quarter and € 72 billion in the fourth quarter of 2020. The quarter on quarter increase primarily reflects an incremental allocation of central liquidity reserves as communicated at the bank’s Investor Deep Dive in December 2020. The higher allocation, combined with higher Prime Finance leverage, more than offset reductions from de-risking, maturities, market movements and other effects.

Capital Release Unit results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2021	Mar 31, 2020	Absolute Change	Change in %
Net revenues	81	(57)	138	N/M
Provision for credit losses	(7)	14	(21)	N/M
Noninterest expenses:
Compensation and benefits	40	52	(12)	(24)
General and administrative expenses	458	641	(183)	(29)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	1	(1)	(61)
Total noninterest expenses	498	695	(196)	(28)
Noncontrolling interests	0	0	0	N/M
Profit (loss) before tax	(410)	(765)	355	(46)

Total assets (in € bn)1	176	291	(115)	(40)
Employees (front office full-time equivalent)1	444	577	(133)	(23)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Corporate & Other (C&O)

Corporate & Other reported a profit before tax of € 138   million in the first quarter 2021, compared to a loss before tax of € 172   million in the prior year quarter.

First-quarter net revenues were positive € 243 million compared to negative € 90 million in the first quarter 2020. This development was principally due to a positive contribution from valuation and timing differences from the mark to market impact of hedging activities in connection with the bank’s funding arrangements. Net revenues relating to funding and liquidity were negative € 36 million, versus negative € 63 million in the prior year quarter.

Noninterest expenses were € 156 million in the first quarter 2021, compared to € 112 million in the prior year quarter. The increase in noninterest expenses compared to the prior year quarter was driven by transformation charges related to the bank’s accelerated rationalization of its real estate portfolio, and an increase in expenses associated with shareholder activities not allocated to the business, principally driven by restructuring and severance. Higher-than-planned infrastructure expenses, where the difference is retained in Corporate & Other, declined to € 13 million, versus € 51 million in the first quarter of 2020.

Noncontrolling interests are deducted from the profit before tax of the divisions and reversed in Corporate & Other. These amounted to € 50 million in the first quarter of 2021, compared to € 33 million in the prior year quarter, mainly related to DWS.

Corporate & Other results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2021	Mar 31, 2020	Absolute Change	Change in %
Net revenues	243	(90)	332	N/M
Provision for credit losses	(2)	4	(6)	N/M
Noninterest expenses:
Compensation and benefits	892	950	(59)	(6)
General and administrative expenses	(735)	(837)	102	(12)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(0)	(1)	1	(100)
Total noninterest expenses	156	112	45	40
Noncontrolling interests	(50)	(33)	(17)	50
Profit (loss) before tax	138	(172)	310	N/M

Employees (full-time equivalent)1	38,641	38,875	(234)	(1)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 As of quarter-end.

Consolidated balance sheet

Assets

in € m.	Mar 31, 2021	Dec 31, 2020
Cash and central bank balances	179,981	166,208
Interbank balances (without central banks)	11,797	9,130
Central bank funds sold and securities purchased under resale agreements	8,650	8,533
Securities borrowed	37	0
Financial assets at fair value through profit or loss
Trading assets	109,830	107,929
Positive market values from derivative financial instruments	290,616	343,493
Non-trading financial assets mandatory at fair value through profit and loss	84,090	76,121
Financial assets designated at fair value through profit or loss	158	437
Total financial assets at fair value through profit or loss	484,695	527,980
Financial assets at fair value through other comprehensive income	41,671	55,834
Equity method investments	1,062	901
Loans at amortized cost	435,722	426,691
Property and equipment	5,457	5,549
Goodwill and other intangible assets	6,852	6,725
Other assets1	134,671	110,360
Assets for current tax	958	986
Deferred tax assets	5,840	6,063
Total assets	1,317,392	1,324,961

Liabilities and equity

in € m.	Mar 31, 2021	Dec 31, 2020
Deposits	577,858	567,745
Central bank funds purchased and securities sold under repurchase agreements	3,022	2,325
Securities loaned	1,536	1,697
Financial liabilities at fair value through profit or loss
Trading liabilities	51,521	44,316
Negative market values from derivative financial instruments	275,577	327,775
Financial liabilities designated at fair value through profit or loss	47,911	46,582
Investment contract liabilities	547	526
Total financial liabilities at fair value through profit or loss	375,556	419,199
Other short-term borrowings	4,723	3,553
Other liabilities1	136,239	114,208
Provisions	2,734	2,430
Liabilities for current tax	781	574
Deferred tax liabilities	560	561
Long-term debt	149,296	149,163
Trust preferred securities	1,334	1,321
Total liabilities	1,253,641	1,262,777
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	40,401	40,606
Retained earnings	11,320	10,002
Common shares in treasury, at cost	(35)	(7)
Accumulated other comprehensive income (loss), net of tax	(693)	(1,118)
Total shareholders’ equity	56,284	54,774
Additional equity components	5,825	5,824
Noncontrolling interests	1,642	1,587
Total equity	63,751	62,184
Total liabilities and equity	1,317,392	1,324,961

1 Includes non-current assets and disposal groups held for sale.

Movements in assets and liabilities

As of March 31, 2021, the total balance sheet of € 1.3 trillion slightly decreased by € 7.6 billion (or 0.6%) compared to year-end 2020.

Key drivers for the overall movement were decreases in positive and negative market values of derivative financial instruments by € 52.9 billion and € 52.2 billion, respectively, predominantly due to moves in interest rates.

Financial assets at fair value through other comprehensive income decreased by € 14.2 billion, primarily due to rebalancing of our strategic liquidity reserve in the light of changing market conditions, contributing to an increase in cash, central bank and interbank balances by € 16.4 billion.

Other assets increased by € 24.3 billion, mainly driven by increases in brokerage and securities related receivables by € 20.4 billion. This was mainly attributable to a seasonal increase in activity levels compared to low year-end levels, partly offset by a decrease in cash margin receivable of € 10.2 billion, in line with decreased derivative exposure. The seasonality pattern was also reflected in an increase in brokerage and securities related payables by € 14.6 billion, driving the € 22.0 billion increase in other liabilities.

Deposits increased by € 10.1 billion, predominantly due to lowered consumer spending related to the COVID-19 pandemic as well as temporary increases in our Trust & Agency business in our Corporate Bank.

Loans at amortized cost increased by € 9.0 billion, primarily driven by foreign exchange movements and continued growth in German mortgages in our Private Bank.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, which are both measured at amortized costs and non-trading financial assets mandatory at fair value through profit and loss, increased by € 8.3 billion, driven by higher client activity under current market conditions.

Trading liabilities increased by € 7.2 billion, mainly attributable to increased client demand and market opportunities.

The overall movement of the balance sheet included an increase of € 20.3 billion due to foreign exchange rate movements, mainly driven by a strengthening of the U.S. Dollar against the Euro. The effects of foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.

Liquidity

Total Liquidity Reserves were € 242.9 billion as of March 31, 2021, decreasing marginally from € 243.0 billion as of December 31, 2020. Loan growth across businesses and issuance repayments were offset by deposit increases in the stable businesses.

Equity

Total equity as of March 31, 2021 increased by € 1.6 billion compared to December 31, 2020. This change was driven by a number of factors, including profit reported for the period of € 1.2 billion, a positive impact from foreign currency translation of € 657 million, net of tax, mainly resulting from the strengthening of the U.S. dollar against the Euro, as well as remeasurement gains related to defined benefit plans of € 112 million, net of tax. This was partly offset by unrealized net losses on financial assets at fair value through other comprehensive income of € 249 million, net of tax.

Strategy

The following section provides an update on progress on strategy implementation in the first quarter of 2021 and should be read in conjunction with the Strategy section in the Combined Management Report provided in the Annual Report 2020.

Progress on strategy implementation

After successful achievement of the milestones for 2020, we are now focused on delivering sustainable profitability, the third phase of the Bank’s strategic transformation announced in July 2019. Given the progress made so far and our ongoing disciplined execution, we believe that we are well on our way to meet the 2022 milestones by growing our businesses while maintaining cost discipline as well as control of our risk and balance sheet management. We have aligned our Management Board in the first quarter of 2021 to further drive client focus, efficiency and cross-divisional collaboration. In Private Bank, we finalized workers council negotiations regarding the further optimization of our branch network. In line with our announcement at the Investor Deep Dive in December 2020, from the first quarter of 2021, revenues in our Corporate Bank are now reported in a new revenue split as we align the business more closely along client categories.

Sustaining revenue growth in our Core Bank

In the first quarter of 2021, we made substantial progress across our core businesses. Revenues in the Core Bank of € 7.5 billion and for the Group of € 7.5 billion increased by 19 % and 21%, respectively, compared to the first quarter of 2020.

The Corporate Bank offset interest rate headwinds through benefits from the TLTRO III program, charging agreements, portfolio rebalancing actions and business momentum. The Investment Bank grew revenues by over 32 % in the quarter, with another strong performance in Fixed Income & Currencies (FIC) and market share gains in Origination and Advisory. The Private Bank successfully offset interest rate headwinds with continued business growth and grew on a net basis new client loans and reported net inflows to assets under management. Asset Management continued to generate net inflows into its targeted growth areas in the quarter, although these were partly offset by outflows of cash as investors returned to financial markets.

Continuing to deliver on cost reduction targets

We continue to be highly focused on costs. In the first quarter of 2021, noninterest expenses were € 5.6 billion, a year-over-year decrease of € 64 million or 1%. Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance were € 5.2 billion, a year over year reduction of € 109 million or 2%.

In the next stage of our transformation, we expect further savings from central and divisional measures, for example from the review of our real estate footprint and efficiencies from automation. Some of these measures have been adjusted as a reaction to the COVID-19 pandemic. Despite higher than planned charges for the Single Resolution Fund as well as unexpected contributions to the German statutory deposit guarantee scheme, we are working towards our € 16.7 billion target of adjusted costs excluding transformation charges for 2022.

The Capital Release Unit

In the first quarter of 2021, the Capital Release Unit (CRU) continued to execute its asset reduction program and to work towards the migration of Deutsche Bank’s Prime Finance and Electronic Equities clients, while reducing cost.

Risk Weighted Assets (RWA) were € 34 billion at the end of the first quarter of 2021, a 24 % reduction compared to the prior year quarter. De-risking during the first quarter of 2021 of € 1.5 billion was partly offset by model impacts and Credit Valuation Adjustment (CVA) inflation.

Leverage exposure was € 81 billion at the end of the first quarter of 2021, declining by 31 % compared to the prior year quarter, including an additional allocation of Central Liquidity Reserves of € 13 billion and higher prime finance leverage in the first quarter of 2021, which more than offset the reduction of € 9.4 billion from de-risking and other impacts.

For the first quarter of 2021, noninterest expenses in the CRU declined by € 0.2 billion or 28 % versus the prior year quarter, reflecting lower adjusted costs including lower transformation spend. Adjusted costs excluding transformation charges declined by € 0.2 billion or 36 % versus the prior year quarter, reflecting lower service cost allocations, lower bank levies, and lower compensation costs.

Conservative balance sheet management

We remain committed to managing our balance sheet conservatively as we execute on our strategic transformation and navigate through the COVID-19 pandemic. At the end of the first quarter of 2021, our CET   1 ratio was 13.7%, essentially flat compared to the fourth quarter of 2020 and 330 basis points above the regulatory CET   1 requirements. For 2022, we remain committed to maintaining our CET   1 ratio above 12.5%.

Leverage ratio (fully loaded) was 4.6 % at the end of the first quarter of 2021 and was positively impacted by ECB’s decision to temporarily exclude certain eligible central bank exposures after the implementation of the CRR Quick Fix. Including these balances, our Leverage ratio (fully loaded) was 4.2%.

Liquidity reserves were essentially flat at € 243 billion at the end of the first quarter of 2021 as loan growth across businesses and issuance repayments were offset by deposit increases in the stable businesses. The Liquidity Coverage Ratio rose to 146 % in the first quarter of 2021, a surplus to regulatory requirements of € 70 billion.

We believe that our risk levels are conservative with Value-at-Risk (VaR) at € 43 million at the end of the first quarter of 2021, based on the Historical Simulation Model implemented in the fourth quarter of 2020.

Provisions for credit losses for the first quarter of 2021 were 6 basis points on an annualized basis as a percentage of average loans, lower than we had guided to on the basis of an improved macroeconomic environment. For the full year 2021, we expect provisions for credit losses to be around 25 basis points as a percentage of our anticipated average loans, as the economy recovers and provision levels normalize. We remain committed to our stringent underwriting standards and our tight risk management framework. Further details on the calculation of ECLs is provided in the section ‘Risk Report’ in the Annual Report 2020.

Our sustainability strategy

In the first quarter of 2021, we made further progress towards our sustainable financing and ESG investment targets. The main highlights for the first quarter of 2021 included our second green bond issuance and the launch of a green deposits program for corporate clients. In addition, Deutsche Bank joined the Partnership for Carbon Accounting Financials (PCAF), which will help us to assess and disclose emissions related to our business in a way that is comparable with our peers. As a signatory to the German financial sector’s Commitment on Climate Action, we have pledged to align our lending portfolios with the targets of the Paris Agreement on Climate Change.

Our financial targets

Our financial targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Our key financial targets are:

Financial targets for 2022

  Post-tax Return on Average Tangible Equity of 8 % for the Group
  Post-tax Return on Average Tangible Equity of more than 9 % for the Core Bank
  Adjusted costs excluding transformation charges of € 16.7 billion
  Cost income ratio of 70%
  Common Equity Tier 1 capital ratio of above 12.5%
  Leverage ratio (fully loaded) of ~4.5%

The COVID-19 pandemic and its impact on the global economy may affect our ability to meet our financial targets, as its ultimate impact remains difficult to predict.

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance, Post-tax Return on Average Tangible Equity as well as Leverage ratio (fully loaded) are non-GAAP financial measures. Please refer to “Additional Information: Non-GAAP Financial Measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Our businesses

This section should be read in conjunction with the section Deutsche Bank: Our Organization in the Operating and Financial Review in the Annual Report 2020.

Corporate Bank

In the first quarter of 2021, the Corporate Bank continued to make progress on its strategic objectives. We generated approximately € 74 million of revenues from deposit re-pricing, bringing the total amount of deposits under charging agreements to about € 83 billion. We continued working towards our target of doubling the fees we will generate from platforms, FinTechs and eCommerce clients over the next two years. We detailed our strategy for clearing payments via online marketplaces and expanded our partnership with MasterCard to achieve our targets in this area. With the launch of green deposits in the first quarter, our sustainable finance offering now spans across all corporate banking products. In addition, we scaled up ESG-related transition dialogues, and significantly enhanced our engagement with external ESG stakeholders to build up ESG ecosystems. As we grow our business with clients globally, we intend to continue to apply sound risk management principles in order to maintain the high quality of our loan portfolio and strict lending standards and to prevent misuse of our products and services to commit financial crimes.

Investment Bank

In the first quarter of 2021, the Investment Bank built upon the positive momentum in 2020 and continued to deliver a strong performance. We remain committed to our core strategic priorities and delivered tangible results: consistent revenue growth, a controlled approach to capital deployment, further optimization of the cost base, and an enhanced focus on our control environment. In Origination and Advisory, we leveraged our strength in Debt Origination and our capabilities in Equity Capital Markets leading to significantly higher revenues in the first quarter of 2021 and an increased market share globally (source: Dealogic). Within Fixed Income & Currencies Trading, Credit Trading and Financing businesses benefitted from strong underlying performance as well as the non-recurrence of prior year mark-to-market losses due to market dislocation. The remaining FIC Trading businesses saw a drop in activity from the elevated levels of the first quarter of 2020, and, as expected, revenues declined. Despite this, progress with regard to the strategic development of the businesses continued. In parallel, reducing costs remained a key priority for the division. We maintained a disciplined approach to expense management, with sustained focus upon front-to-back cost savings, particularly with regard to the transformation of processes and platforms within the FIC re-engineering program. Finally, we further developed our cross-business focus on ESG. We continued to make progress in transaction volumes in the Debt Capital Markets and FIC Financing with innovative products and solutions developed within FIC Trading and we retained our Top-5 position in the green bond market according to Dealogic.

Private Bank

Within Private Bank Germany, the transformation is well on track and we had a strong momentum in the first quarter of 2021. In revenues, we saw continued high client demand in strategic core products like mortgages and investment products. In the quarter, we reported strong net flows to investment products, also benefiting from our continued efforts to convert deposits into investment products and implementing charging agreements on large deposit balances. The consumer finance business faced a continued challenging market environment with client demand on low levels. We believe the progress in executing our strategic agenda is increasingly visible in our cost base. We finalized workers council negotiations regarding the further optimization of our branch network, including the closure of 200 branches by the end of 2022 and related FTE reductions in both brands. In Postbank, we have already achieved half of the branch closures planned for the year. To strengthen our digital capabilities, we digitalized further sales and service processes and continue to harness our digital sales potential. Our efforts contribute to an increasing market awareness of Private Bank Germany’s digital offerings. For example, in the first quarter of 2021 the DB mobile app was named the #1 mobile banking app in Germany (source: Capital & Handelsblatt).

Within the International Private Bank (IPB), we continue to drive growth in our strategic markets by strengthening our value proposition and coverage for our target client categories. We successfully launched our flagship Strategic Asset Allocation solution in Italy, Spain and Belgium for private and personal banking clients and continued to hire quality relationship managers in strategic markets. We have driven cost efficiencies via a more targeted branch and office network, focused our product offering and organization and digitalized our platforms. Furthermore, we strengthened our leadership by appointing a new Head of IPB Americas and combining our Lending and Advisory & Sales leadership.

Since the beginning of the year, we have seen strong momentum in ESG volume growth in both business units. After completing the integration of ESG into our methodology, products and processes, we are now starting the conversion of clients and assets into our dedicated ESG solutions.

Asset Management

The asset management industry is evolving, with greater competition, continued margin pressure, technological disruption and increased market volatility. We believe our diverse range of well-performing products and investment solutions give us a strong basis for growing assets and profitability. Our refined medium-term targets of net flows and adjusted cost-income ratio are centered on the themes of Transformation, Growth and Leadership. Cost control continues to be fundamental to execute our business strategy and ensure shareholder value creation. In the quarter, we deployed a functional role framework, to change and optimize the way we work together, replacing corporate titles and hierarchical thinking to foster a clear performance culture. Our aim is to shift away from our complex legacy IT infrastructure platform, and in the first quarter, we continued to design and implement a state of the art technology platform that is more efficient, more scalable and more appropriate for an asset management business. In addition, we continue to invest in digital capabilities to accelerate our readiness to compete in a rapidly evolving industry as well as to enhance the DWS experience for our clients and employees, as reflected by the newly launched on-demand video platform, DWS+. Ultimately, our ambition is to become a leading European asset manager with global reach, which we aim to achieve by becoming the go-to expert and leader in sustainable investing, Passive and high-margin investments and solutions. As a result, our strategy to target growth in these specific product lines and regions, and organic growth remains a top priority. In particular, we recognize the importance of ESG investing as a growth engine for both DWS and the asset management industry over the next decade. This is already reflected in our new product launches – which we develop in response to client demand and in line with market expectations – and which continue to contribute strongly to our positive flow momentum as we have seen in this quarter.

Outlook

The following section provides an overview of updates to our outlook for the Group and our business divisions for the financial year 2021 and should be read in conjunction with the Outlook section in the Combined Management Report provided in the Annual Report 2020.

Macroeconomic and banking industry outlook

Since early 2020, the macroeconomic environment and banking industry have been dominated by the COVID-19 pandemic. Following the severe GDP contractions observed across major advanced economies in 2020, we expect a strong economic recovery to unfold in the course of 2021 as the COVID-19 vaccination rollout accelerates, COVID-19-related restrictions are eased, pent-up demand is unleashed and additional fiscal stimulus is provided in the United States (U.S.) and the European Union (EU) economies in particular. We expect U.S. GDP to be back at pre- COVID-19 levels as early as the second quarter of 2021 and euro area GDP to have recouped the COVID-19-induced GDP losses by the end of 2021.

The outlook for the global banking industry in 2021 will continue to be impacted by the COVID-19 pandemic and the onset of an economic recovery. A number of trends which have dominated the banking business in 2020 could reverse. Overall, bank profitability is expected to recover from the large declines seen in 2020 as declining loan loss provisions are expected to more than offset revenue headwinds.

There are a number of risks to our global economic outlook. Ongoing challenges from COVID-19 and scope for further lockdowns in 2021 could considerably dampen economic momentum. Growing government debt burdens could also impact the broader Eurozone economy. Trade tensions including upcoming trade negotiations between the U.S. and the European Union (EU) could negatively impact the global economic outlook. Additionally, rising geopolitical tensions, particularly in the Middle East, Russia/Ukraine and with China, could create further uncertainty.

Deutsche Bank Outlook

In July 2019, we announced a strategic transformation of Deutsche Bank to re-focus on delivering sustainable profitability and improved returns for our shareholders. The macroeconomic, fiscal and regulatory environment has since that time changed as a result of the COVID-19 pandemic. This changed environment impacted and may further impact our results of operations, capital ratios and the capital plan that underlies our targets, although we anticipate this to be at a lower intensity in 2021 compared to last year. Despite the challenges associated with the COVID-19 pandemic, we intend to continue executing our strategy in a disciplined manner in 2021 and beyond, by focusing on improving sustainable profitability by growing revenues in our Core Bank while remaining disciplined on costs and capital.

We are focused on achieving our 2022 financial targets, principally the Post-tax Return on Average Tangible Shareholders’ Equity of 8 % for the Group and above 9 % for our Core Bank. In 2021, we intend to build on the progress made in 2020, including some targeted investments.

In 2021, Group and Core Bank revenues are expected to be essentially flat compared to the prior year as continued headwinds from the low interest rate environment and impacts of the COVID-19 pandemic are expected to be offset by strategic initiatives implemented to enable sustainable revenue growth. Our improved outlook guidance reflects our strong performance in the first quarter of 2021.

Corporate Bank revenues are expected to be essentially flat in 2021 compared to the prior year as our strategic growth initiatives and benefits from the ECB’s TLTRO III program are expected to offset the impacts of the COVID-19 pandemic and the challenging interest rate environment. We expect Corporate Treasury Services revenues to also stay essentially unchanged, as the benefits of the ECB’s TLTRO III program, deposit repricing as well as expected recovery of global business activity in the second half of the year are expected to offset the headwinds from the negative interest rate environment. For Institutional Client Services, revenues are also expected to be essentially flat supported by business growth in our Corporate Trust and Depositary Receipts businesses, partially offset by negative effects of interest rate cuts in the U.S. and Asia-Pacific in the first quarter of 2020 and roll-off of specific client mandates in Securities Services. Business Banking revenues are expected to remain essentially unchanged as repricing actions, lending initiatives, the widening of our non-banking offering and benefits from the ECB’s TLTRO III program are expected to offset the headwinds of the negative interest rate environment.

We expect Investment Bank revenues to be essentially flat in 2021 compared to the prior year, reflecting the strong performance seen in the first quarter of 2021. We expect Sales and Trading (FIC) revenues to remain essentially unchanged in 2021 compared to 2020. Credit Trading has seen a very strong start to the year and will look to develop its product suite further, while our Financing business will focus on disciplined risk management and targeted resource deployment. Rates and Global Emerging Markets are both expected to continue to build on the success their refocused businesses had in 2020, while our FX business will continue to utilize technology and its partnership with the Corporate Bank (CB). However, we do not expect these businesses to benefit from the extreme COVID-19 related volatility seen in the first half of last year, as a result, impacting the year over year comparison. In Origination & Advisory, we expect revenues to remain essentially unchanged in 2021 compared to 2020. We expect our Debt Origination business to build on the successes seen in 2020 in Investment Grade debt; however, industry issuance levels and fee pools in this sector are expected to be lower this year. Our Leveraged Loan business has benefitted from a further reopening of the leveraged loan market in the first quarter and we expect this to continue. In Equity Origination we will look to maintain our strength from the first quarter of 2021, which has seen growth across the franchise. In Advisory, investments will be focused upon coverage of growth sectors where the Bank has a competitive advantage.

In 2021, Private Bank net revenues are expected to remain essentially flat compared to 2020 with continued headwinds from the low interest rate environment offset by business growth, selected re-pricing measures and benefits from the ECB’s TLTRO III program. Revenues for Private Bank Germany should remain essentially flat compared to 2020 as continued headwinds from deposit margin compression and a lower contribution from central treasury allocations are expected to be mitigated by continued growth in the loan businesses, higher fee income from investment and insurance products as well as by continued efforts to implement pricing changes. In the International Private Bank (IPB), we expect revenues to remain essentially unchanged year over year. Continued business growth in investment and loan products partly reflecting the benefits from targeted hiring, especially in the IPB Private Banking and Wealth Management customer segment, are expected to mitigate the headwinds from the lower interest rate environment and lower contribution from the workout of legacy positions. We expect to continue to grow our new business volumes in a normalizing market environment. The development of overall Assets under Management volumes will be highly dependent on market parameters, including FX rates and we expect them to be higher compared to 2020 in a continuously normalizing environment.

Full year 2021 revenues in Asset Management are expected to be higher compared to 2020. Management fees are assumed to be higher year-over-year as we expect positive effects resulting from both net inflows and favorable market developments to more than offset fee compression. Performance and transaction fees are expected to be higher compared to 2020, but to remain at 3-5% of total revenues. Other revenues are expected to be significantly higher, mainly from a projected improvement in the fair value of guarantees. We expect Assets under Management at the end of 2021 to be slightly higher compared to the end of 2020, driven by net flows. We expect sustained net inflows into targeted growth areas of passive and alternative investments, further enhanced by strategic alliances and product innovations, including further ESG offerings.

In 2021, we expect the Capital Release Unit (CRU) to report negative revenues driven by de-risking impacts, funding costs, hedging costs and mark to market impacts which will be partially offset by positive revenues related to the reimbursement of Prime Finance operating costs and a modest income from loan portfolios.

Corporate & Other will continue to be impacted in 2021 by valuation and timing differences on positions that are economically hedged but do not meet the accounting requirements for hedge accounting. Corporate & Other will be also be impacted by certain transitional costs relating principally to changes in our internal funds transfer pricing framework which are expected to be around € 250 million in 2021.

We aim to further reduce adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance in 2021. The decline is expected to result mainly from the run-rate impact of measures already in place as well as execution of further reductions principally in our Infrastructure functions and Private Bank. We plan incremental investments of approximately € 300 million in 2021, principally in our German IT integration. We expect transformation-related effects of approximately € 1 billion in 2021. Execution on our 2021 cost reduction measures and investment plans remains consistent with our target of € 16.7 billion adjusted costs excluding transformation charges in 2022. Our target for adjusted costs in 2022 includes assumptions for our contributions to the Single Resolution Fund (SRF) of approximately € 0.3 billion in 2022, reflecting the Single Resolution Board’s (SRB) initial target fund size. As communicated by the SRB in 2021, contrary to our assumptions the contributions to the SRF continue to reflect the dynamic interpretation of the target fund size of 1 % of covered deposits as of 2023. A further increase in the SRB’s overall target fund size would negatively impact our adjusted costs excluding transformation charges target accordingly. An increase in estimated contributions to German deposit protections schemes after the Greensill insolvency led to additional costs in the first quarter of 2021, and we expect such contributions to impact our costs in the coming quarters as well.

We expect provisions for credit losses to be significantly lower in 2021 compared to the previous year as a result of an improved economic outlook and continued tight risk management. For the full year 2021, we expect provisions for credit losses to be around 25 basis points as a percentage of our anticipated average loans. Further detail on the calculation of expected credit losses (ECL) is provided in the section ‘Risk information’ in this report.

We expect our Common Equity Tier 1 ratio (CET 1 ratio) in 2021 to be negatively impacted by pending supervisory decisions and rule changes from final TRIM decisions and other regulatory RWA inflation expected in the second quarter of 2021, leading to slightly increasing Risk-Weighted Assets (RWA) with a negative impact of approximately 80 basis points on our CET   1 ratio Otherwise, RWA are expected to be essentially flat with selective growth in our Core Bank and continued de-risking in the Capital Release Unit. Our Common Equity Tier 1 capital is expected to increase slightly. The CET   1 ratio is expected to remain above 12.5 % in 2021.

We expect an increase in our Leverage exposure in June 2021 as the temporary exclusion of certain central bank balances after the implementation of the CRR Quick Fix expires and the so-called Standardized Approach for Counterparty Credit Risk (SA-CCR) gets introduced as a new exposure measure. We expect Leverage exposure in the Capital Release Unit to benefit from the completion of the transfer of our Prime Finance platform to BNP Paribas by year-end 2021, although we will see some inflation during the year due to the implementation of SA-CCR. Leverage exposure reductions in the Capital Release Unit are expected to support selective business deployment in our Core bank. Consequently we expect our Leverage ratio to be slightly lower by year-end 2021 compared to year-end 2020. We remain committed to achieving our Leverage ratio target of 4.5 % by year-end 2022.

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance, Post-tax Return on Average Tangible Equity as well as Leverage ratio (fully loaded) are non-GAAP financial measures. Please refer to “Additional Information: Non-GAAP Financial Measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Our financial targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Risks to our outlook include potential impacts on our business model from macroeconomic and global geopolitical uncertainty including uncertainty around duration of and recovery from the COVID-19 pandemic. In addition, uncertainty around central bank policies (e.g. the interest rate environment), ongoing regulatory developments (e.g. the finalization of the Basel III framework), event risks and levels of client activity may also have an adverse impact.

Risks and Opportunities

The developments in the three months ended March 31, 2021 did not materially alter our assessment of the risks and opportunities that our businesses are exposed to, as laid out in our Annual Report 2020.

Most notably, while the global economic outlook has improved we continued to experience headwinds from the impact of COVID-19, as well as increasing political risks. While recent, publicly featured defaults resulted in significant reactions across capital markets, we currently consider these as idiosyncratic and do not expect them to have a material direct impact on us.

Macroeconomic and market conditions

As mentioned in the Outlook section above, the macroeconomic business and operating environment is expected to improve over the course of 2021 as the global economy experiences a strong recovery.

However, some downside risks remain from the protracted waves of COVID-19 infections, the emergence of new and more infectious virus strains as well as resumed lockdown restrictions, especially in Europe. The pandemic continues to cause uncertainty, which has significantly affected economies and our operations. We expect this uncertainty to subside as vaccination rates increase. Most countries fully launched their vaccination programs in the first quarter of 2021, and further progress is expected in the second quarter of 2021 as vaccine production is further increased; however, there remains uncertainty about the speed at which vaccinations can be rolled out across populations. Furthermore, with respect to the phased delivery and availability of vaccines across the globe, the underlying recovery rate may vary from country to country. Additionally, new lockdown measures with types, durations, and intensities that are not fully predictable could undermine any potential economic upside from the vaccines.

During 2020, we observed a worsening of the overall economic situation, which is also reflected in our increased level of loan loss provisions for 2020. Policy measures taken by central banks, governments and several other institutions continue to help mitigate some of the short-term impacts and numerous countries have introduced supporting measures (e.g. social welfare programs or moratoria) as well as state-backed credit programs for corporates. To date, we observe the positive effects of these support measures in key markets, like the United States, China and Germany, which could support an economic rebound even further.

Notwithstanding the recent significant increase in U.S. Treasury yields, the COVID-19 pandemic has prolonged the “lower for longer” interest rate environment, especially in Europe. This has resulted in further pressure on bank interest margins, and a prolonged period of low interest rates in the Eurozone could materially affect our profitability and balance sheet deployment. While our revenues are particularly sensitive to interest rates, given the size of our loan and deposit books denominated in Euros, the low interest rate environment can also impact other balance sheet positions, which are accounted at fair value. Also, interest rates remain negative for certain risk-free instruments, especially German government bonds.

The low interest rate environment has also supported elevated market valuations across risk assets as investors search for yield, with the technology sector in particular focus. In the first quarter of 2021, this included concerted action from retail investors resulting in a short squeeze across selected assets. These trends raise the risk of a significant price correction, which may potentially be triggered by delays to vaccine rollout, lower vaccine efficacy and / or an increase in interest rates. We have also seen larger, idiosyncratic single name credit events, underscoring the need to maintain robust underwriting standards. Risks are amplified by high debt levels, a lack of liquidity in some areas of the market and an easing of global underwriting standards. Adverse market conditions, unfavorable prices and volatility including material movements in foreign exchange rates (and resulting translation effects) as well as cautious investor and client sentiment may in the future materially and adversely affect our revenues and profits as well as the timely and complete achievement of our strategic aspirations and targets.

If the COVID-19 vaccine rollout continues successfully, and boosted by monetary and fiscal policy support, the expected economic recovery and reflation is subject to significant upside over the medium term. This could in turn lead consumer price and asset price inflation in major advanced economies to accelerate substantially faster than anticipated. While this could create some upside potential for our business activity levels and net interest income, a disorderly sharp increase in bond yields could trigger a downward correction to equities and other highly valued risk asset markets. While it is likely that central banks would act to contain severe market volatility, potential increases in short-term interest rates and rapid curtailment of quantitative easing programs could lead to the materialization of a number of risks, such as the widening of credit spreads, which could adversely impact trading results. In addition, we could see increased counterparty credit exposure on derivatives, increased credit risks on highly leveraged clients and emerging markets with external imbalances as well as inflation risk on pension fund assets.

Political risks

With respect to Brexit, uncertainty remains as negotiations between the UK and the EU on their future relationship continue, especially with regard to financial and other services not extensively covered by the existing agreement. We have applied for authorization from the Prudential Regulation Authority and Financial Conduct Authority, our UK regulators, to continue to undertake regulated activity in the UK (previously undertaken pursuant to the European Passport provisions) and remain under the Temporary Permissions regime. Failure to gain authorization as a Third Country Branch could adversely affect our business, results of operations or strategic plans. Also, without equivalence between EU and UK regimes for Financial Services we will be restricted in our ability to provide financial services to and from the UK.

Tensions between the United States and China have continued to increase across a wide range of areas, including the level of autonomy enjoyed by Hong Kong, human rights, cybersecurity, and other areas. The United States has imposed sanctions, export restrictions, and investment restrictions on Chinese companies and officials, and China has imposed sanctions on U.S. companies and officials and introduced a framework for blocking regulations aimed at extraterritorial enforcement of sanctions. Likewise, the EU has imposed sanctions on China on human rights issues (i.e. the treatment of the Uyghur minority in Xinjiang), which were reciprocated by China by sanctions on Members of the European Parliament (MEPs) and a German think tank. While we cannot predict the impacts of these escalating measures on our business or our financial targets, such impacts could be material and adverse.

Other geopolitical risks, which could negatively impact our business environment, and our financial targets, include tensions in the South China Sea and between the U.S. and China over Taiwan as well as the potential for escalation in the Middle East over Iran’s nuclear program following recent steps towards higher uranium enrichment levels. The US and the EU have also imposed sanctions on Russia related to the poisoning and imprisonment of opposition leader Navalny; further sanctions on Russia may be forthcoming on other areas of conflict.

Following key state-elections in Germany in March, Germany will hold general elections on September 26, 2021. Opinion polls currently suggest that different coalition outcomes with parties from the political center may be possible. Whatever the outcome, German politics are expected to remain pro-European.

Risk information

Overall risk assessment

As mentioned in the Outlook as well as Risks and Opportunities sections above, the macroeconomic business and operating environment is expected to improve over the course of 2021 as the global economy experiences a strong recovery but downside risks remain elevated.

Due to the unprecedented nature of the COVID-19 crisis, the forecasted uncertainty is expected to remain unusually high for quite some time. As a bank, our working assumption remains that lagging effects of the COVID-19 recession will continue to unfold and that the low interest rate environment in the Eurozone will persist for several quarters at least.

The emergence of new and more infectious virus strains, and resumed lockdown restrictions, especially in Europe, have the potential to impact the economic recovery. Most countries fully launched their vaccination programs in the first quarter of 2021, and further progress is expected in the second quarter of 2021 as vaccine production is further increased; however, there remains uncertainty about the speed at which vaccinations can be rolled out across populations. Furthermore, with respect to the phased delivery and availability of vaccines across the globe, the underlying recovery rate may vary from country to country.

Notwithstanding the recent significant pick-up in US Treasury yields, the pandemic has also prolonged the “lower for longer” interest rate environment especially in Europe, which can impact our net interest income and other rate sensitive businesses activities. Lower for longer rates have also supported elevated market valuations as investors search for yield. This raises the risk of a significant price correction, potentially triggering wider market instability.

We expect higher corporate and sovereign debt to be a legacy of the pandemic. Currently, risks of credit problems and defaults are partially mitigated by generous fiscal and monetary policy support but the eventual withdrawal of such support may increase credit pressures over time.

We have also observed several large idiosyncratic events in the market. These serve to underscore the need for robust underwriting standards, independent and proactive risk management, governance and control standards.

If the COVID-19 vaccine rollout continues successfully and monetary and fiscal policy support remain intact, the global economic recovery and reflation may be subject to significant upside over the medium term. This could in turn lead consumer price and asset price inflation in major advanced economies to accelerate substantially more quickly than anticipated. Whilst this could create some upside potential for our business activity levels and net interest income, a disorderly sharp increase in bond yields could trigger a downward correction to equities and other highly valued risk assets as well as increased credit risks on highly leveraged clients.

Geopolitical risks remain elevated, including the deep divide in U.S. society, the tense U.S.-China relations in international trade and other policy areas, populist movements in various EU countries, and the ongoing negotiations between the UK and the EU on their future relationship, e.g. with regard to financial and other services not extensively covered by the existing deal. Other geopolitical risks which could negatively impact our business environment include sanctions risk in relation to Russia, tensions in the South China Sea and potential for escalation in the Middle East over Iran’s nuclear program following Iran’s refusal to roll back recent steps towards higher uranium enrichment levels.

In addition to the risks described above, we are exposed to a variety of financial risks, including but not limited to counterparty default risks as well as potential indirect impacts on us or sudden market shocks impacting our credit and market risk profiles. Furthermore, non-financial risk exposure includes operational and IT infrastructure, transaction processing and third party vendor risks but also being affected by external fraud.

The potential impacts of these risks on our balance sheet and profitability are assessed through portfolio reviews and stress tests. Stress tests are also used to test the resilience of Deutsche Bank’s strategic plans. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, would allow us to absorb the impact of these risks if they were to materialize.

Key risk metrics

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and their developments within the first quarter of 2021. Disclosures according to Pillar 3 of the Basel 3 Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, are published in our separate Pillar 3 report which can be found on our website.

For additional details on the Group’s Regulatory Framework, information on key risk categories and on the management of our material risks, please refer to our Annual Report 2020 under the chapter “Risk report”.

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 ratio (CET 1), Economic Capital Adequacy (ECA) Ratio, Leverage ratio (LR), Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR) and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR, TLAC and MREL) and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually.

Common Equity Tier 1 ratio
31.3.2021	13.7%
31.12.2020	13.6%

Economic capital adequacy ratio
31.3.2021	194%
31.12.2020	179%

Leverage ratio (fully loaded)
31.3.2021	4.6%
31.12.2020	4.7%

Total loss absorbing capacity (TLAC)
31.3.2021 (Risk Weighted Asset based)	32.30%
31.3.2021 (Leverage Exposure based)	9.64%
31.12.2020 (Risk Weighted Asset based)	31.99%
31.12.2020 (Leverage Exposure based)	9.76%

Liquidity coverage ratio (LCR)
31.3.2021	146%
31.12.2020	145%

Total risk-weighted assets
31.3.2021	€ 329.8 bn
31.12.2020	€ 329.0 bn

Total economic capital
31.3.2021	€ 26.7 bn
31.12.2020	€ 28.6 bn

Leverage exposure
31.3.2021	€ 1,105 bn
31.12.2020	€ 1,078 bn

Minimum requirement for own funds and eligible liabilities (MREL)
31.3.2021	10.49%
31.12.2020	10.69%

Stressed net liquidity position (sNLP)
31.3.2021	€ 47.7 bn
31.12.2020	€ 43.0 bn

Risk-weighted assets

Risk-weighted assets by risk type and business division

	Mar 31, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	55,040	77,204	68,290	6,216	6,703	19,223	232,676
Settlement risk	0	9	0	0	2	4	14
Credit valuation adjustment (CVA)	52	5,137	47	128	2,527	76	7,967
Market risk	468	18,427	449	34	1,508	2,217	23,102
Operational risk	5,842	25,723	8,187	3,395	22,912	0	66,059
Total	61,403	126,499	76,973	9,773	33,652	21,520	329,819

	Dec 31, 2020¹
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	50,785	70,761	68,353	6,224	7,215	19,372	222,708
Settlement risk	0	0	0	0	1	54	56
Credit valuation adjustment (CVA)	75	6,302	92	198	1,599	125	8,392
Market risk	385	24,323	548	31	1,470	2,139	28,897
Operational risk	6,029	27,115	8,081	3,544	24,130	0	68,899
Total	57,273	128,502	77,074	9,997	34,415	21,690	328,951

1 The divisional split for December 31, 2020 has been updated from the previous disclosures to reflect the current divisional structure.

Our RWA were € 329.8 billion as of March 31, 2021, compared to € 329.0 billion at the end of 2020. The increase of € 0.9 billion was primarily driven by credit risk RWA, which was partially offset by market risk RWA and operational risk RWA. The increase in credit risk RWA by € 10.0 billion was primarily driven by the targeted review of our internal models which led to several model refinements across all businesses as well as business growth within our Corporate, Investment and Private Bank. Additionally, our credit risk RWA increased by € 3.4 billion due to foreign-exchange movements. This was partially offset by RWA decreases within our Capital Release Unit and Corporate & Other. Market risk RWA decreased by € 5.8 billion and was primarily driven by the VaR and SVaR components which comprised 62 % of market risk RWA (€ 14.2 billion out of a total of € 23.1 billion), the remainder coming from the incremental risk charge and the market risk standardized approach (covering securitizations, longevity and certain collective investment undertakings (CIUs)). The operational risk RWA reduction of € 2.8 billion was mainly driven by a more favorable development of our internal loss profile feeding into our capital model, partially offset by updates of external losses and scenarios.

CET 1 capital reconciliation to shareholders equity

in € m.	Mar 31, 2021	Dec 31, 2020
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	56,284	54,774
Difference between equity per IASB IFRS / EU IFRS4	(195)	12
Total shareholders’ equity per accounting balance sheet (EU IFRS)	56,089	54,786
Deconsolidation/Consolidation of entities	265	265
Of which:
Additional paid-in capital	0	0
Retained earnings	265	265
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders’ equity per regulatory balance sheet	56,354	55,050
Minority Interests (amount allowed in consolidated CET 1)	825	805
Accrual for dividend and AT1 coupons1	(642)	(242)
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	0	0
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	56,538	55,613
Prudential filters	(1,882)	(1,542)
Of which:
Additional value adjustments	(1,758)	(1,430)
Any increase in equity that results from securitized assets	(0)	(1)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(123)	(111)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(9,362)	(9,186)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(4,751)	(4,635)
Deferred tax assets that rely on future profitability	(1,328)	(1,428)
Negative amounts resulting from the calculation of expected loss amounts	(247)	(99)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(860)	(772)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other²	(2,176)	(2,252)
Common Equity Tier 1 capital3	45,294	44,885

1 Interim profits are recognized subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

2 Includes € 0.4 billion capital deduction effective from April 2019 and € 0.3 billion effective from October 2016 based on regular ECB review, € 0.9 billion capital deduction based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme effective from January 2018 onwards and € 0.6 billion capital deduction effective from December 2020 based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures. IFRS 9 transitional provision as per Article 473a of the CRR resulted in CET 1 increase of € 29 million as of March 31, 2021.

3 The Common Equity Tier 1 capital for December 31, 2020 has been updated to reflect a dividend payment of zero.

4 Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the chapter "Basis of preparation/impact of changes in accounting principles".

As of March 31, 2021, our CET 1 capital ratio increased to 13.7 % compared to 13.6 % as of December 31, 2020. The increase is due to € 0.4 billion increase in our CET 1 capital compared to year end 2020, partly offset by the above-mentioned increase in RWA. The increase of € 0.4 billion in CET 1 capital was mainly the result of our positive net profit of € 1.0 billion (based on IFRS as endorsed by the EU) which was partially offset by our common share dividend and AT1 coupon accrual of € 0.4 billion for the first quarter of 2021 which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). Additional increase was the result of positive effects from Currency Translation Adjustments of € 0.7 billion with some negative foreign exchange counter-effects in capital deduction items of € 0.2 billion. Furthermore these positive impacts were partly offset by negative effects from increased regulatory adjustments from prudential filters (mainly Additional value adjustments) of € 0.3 billion due to re-introduction of pre-crisis methodology and Equity compensation of € 0.3 billion.

Economic capital adequacy ratio and total economic capital

The economic capital adequacy ratio was 194 % as of March 31, 2021, compared to 179 % as of December 31, 2020. The increase was due to a decrease in capital demand and an increase in capital supply.

The total economic capital demand amounted to € 26.7 billion as of March 31, 2021, compared to € 28.6 billion as of December 31, 2020. The decrease of € 1.9 billion was driven by reductions in economic capital demand for market risk, business risk and operational risk. The economic capital demand for market risk decreased by € 1.4 billion primarily due to reduced interest rate risk exposure in Treasury impacting nontrading market risk and lower levels of inventory in the Investment Bank impacting trading market risk. The economic capital demand for business risk decreased by € 0.3 billion mainly due to a lower strategic risk component reflecting an improved earnings outlook for the next twelve months. The economic capital demand for operational risk reduced by € 0.2 billion mainly driven by a slightly lighter loss profile. The economic capital demand for credit risk remained stable.

The total economic capital supply amounted to € 51.7 billion as of March 31, 2021, compared to € 51.1 billion as of December 31, 2020. The increase of € 0.6 billion was mainly driven by positive net profit of € 1.0 billion (based on IFRS as endorsed by the EU), which was partially offset by higher capital deductions from prudential filters (mainly additional value adjustment) of € 0.3 billion and other offsetting effects of € 0.1 billion.

Leverage ratio and leverage exposure

As of March 31, 2021, our fully loaded Leverage ratio was 4.6 % compared to 4.7 % as of December 31, 2020. This takes into account a fully loaded Tier 1 capital of € 51.0 billion over an applicable exposure measure of € 1,105 billion as of March 31, 2021 (€ 50.6 billion and € 1,078 billion as of December 31, 2020, respectively).

In the first quarter of 2021, our Leverage exposure increased by € 27 billion to € 1,105 billion, largely driven by the Leverage exposure related to derivatives which increased by € 16 billion (€ 7 billion excluding deductions of receivables assets for cash variation margin provided in derivatives transactions), mainly due to higher add-ons for potential future exposure. In addition, off-balance sheet exposures increased by € 7 billion corresponding to higher notional amounts for irrevocable lending commitments. Furthermore, the overall increase also reflected the development of our balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report): loans grew by € 9 billion and SFT-related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) increased by € 7 billion. This was partly offset by Financial assets at fair value through OCI which decreased by € 14 billion. Pending settlements increased by € 4 billion on a net basis - despite being € 28 billion higher on a gross basis from seasonally low year-end levels.

The increase in Leverage exposure in the first quarter of 2021 included a foreign exchange impact of € 19 billion, mainly due to the strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the Leverage exposure items discussed in this section.

As of March 31, 2021, our Leverage ratio according to transitional provisions was 4.7% (4.8 % as of December 31, 2020), calculated as Tier 1 capital according to transitional rules of € 52.1 billion over an applicable exposure measure of € 1,105 billion (€ 51.7 billion and € 1,078 billion as of December 31, 2020, respectively).

We continue to apply the “quick fix” amendment of the CRR (Regulation (EU) 2020/873, Article 500b) approved by ECB-Decision (EU) 2020/1306, allowing the temporary exclusion of certain central bank exposures contributing a reduction of € 101 billion. Not applying this temporary exclusion our Leverage exposure was € 1,206 billion as of March 31, 2021, corresponding to a Leverage ratio of 4.2 % on a fully loaded basis and 4.3 % on a phase-in basis.

Total loss absorbing capacity and minimum requirement for own funds and eligible liabilities

TLAC and MREL

in € m. (unless stated otherwise)	Mar 31, 2021	Dec 31, 2020
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	45,294	44,885
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	6,848	6,848
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	8,005	6,944
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	671	518
Tier 2 (T2) capital instruments eligible under TLAC/MREL	8,676	7,462
Total regulatory capital elements of TLAC/MREL	60,818	59,195

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	45,721	46,048
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	–
Total Loss Absorbing Capacity (TLAC)	106,539	105,243
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	106,539	105,243
Senior preferred plain vanilla	4,204	3,658
Available Minimum Own Funds and Eligible Liabilities (MREL)	110,743	108,901

Risk Weighted Assets (RWA)	329,819	328,951
Leverage Ratio Exposure (LRE)	1,105,000	1,078,000
Total liabilities and own funds after prudential netting (TLOF)	1,055,268	1,018,744

TLAC ratio
TLAC ratio (as percentage of RWA)	32.30	31.99
TLAC requirement (as percentage of RWA)	20.53	20.52
TLAC ratio (as percentage of Leverage Exposure)	9.64	9.76
TLAC requirement (as percentage of Leverage Exposure)	6.00	6.00
TLAC surplus over RWA requirement	38,827	37,747
TLAC surplus over LRE requirement	40,239	40,563

MREL subordination
MREL subordination ratio (as percentage of TLOF)	10.10	10.33
MREL subordination requirement (as percentage of TLOF)	6.11	6.11
Surplus over MREL subordination requirement	42,062	42,999

MREL ratio
MREL ratio (as percentage of TLOF)	10.49	10.69
MREL requirement (as percentage of TLOF)	8.58	8.58
MREL surplus over requirement	20,201	21,494

TLAC

As of March 31, 2021, total loss absorbing capacity (TLAC) was € 106.5 billion and the corresponding TLAC ratios were 32.3% (RWA based) and 9.64% (Leverage exposure based), compared to € 105.2 billion and corresponding TLAC ratios of 31.99% (RWA based) and 9.76% (Leverage exposure based) as of December 31, 2020. This means that we have a comfortable buffer of € 38.8 billion over our total loss absorbing capacity minimum requirement of € 67.7 billion (higher of 20.53 % RWA based and 6 % Leverage exposure based).

MREL

As of March 31, 2021, total liabilities and own funds (TLOF) were € 1,055.3 billion and available MREL were € 110.7 billion, corresponding to a ratio of 10.10%, compared to € 1,018.7 billion TLOF and € 108.9 billion MREL and a ratio of 10.69 % as of December 31, 2020. This means that Deutsche Bank has a comfortable buffer of € 20.2 billion above our MREL.

Liquidity coverage ratio

The Group’s Liquidity Coverage Ratio (LCR) was 146 % as of March 31, 2021, or € 70 billion of excess over the regulatory minimum of 100%. This compares to 145%, or € 66 billion of excess liquidity at December 31, 2020. The increase was primarily driven by replacing maturing issuances with longer term issuances. Other business portfolio movements have offset each other.

Stressed net liquidity position

The Group's internal 8 week stressed Net Liquidity Position (sNLP) increased € 4.7 billion, from € 43.0 billion as of December 31, 2020 to € 47.7 billion as of March 31, 2021. The net increase in sNLP was primarily driven by replacing maturing issuances with longer term issuances. Other business portfolio movements were offset by methodology changes implemented during the quarter.

Measures in context of COVID-19 pandemic

IFRS 9 - Application of forward-looking information

During 2020, in management’s opinion the most representative approach for estimating Expected Credit Losses (ECLs) during the COVID-19 pandemic was to reduce the weight of some of the short-term data and derive adjusted inputs based on longer term averages. For this reason, the Group applied an overlay to its standard IFRS 9 model in all four quarters of 2020. The overlay was based on averaging forecasts for GDP and unemployment rates over the next three years in the ECL estimation, which was the basis for the bank’s year end 2020 Credit Loss Allowance. For further details on Deutsche Bank’s IFRS 9 Expected Credit Loss Model please refer to section “IFRS 9 Impairment Approach” in the Deutsche Bank’s Annual Report 2020.

In the first quarter of 2021, management determined that this approach was no longer required because forecasts of macroeconomic variables (MEV’s) regained their relevance and provided a realistic economic outlook in the current COVID-19 environment. The Group has however retained certain overlays related to COVID-19 as described later in this section.

The tables below contain the MEV’s included in the application of forward looking information in our ECL model for the first quarter of 2021 and for the year ended December 31, 2020. The first quarter 2021 ECL calculation is based on averaging forecasts for GDP, unemployment and market rates over four consecutive quarters and with a two year horizon (the Group’s standard IFRS 9 approach), while the year end 2020 ECL calculation was based on averaging the respective MEV variables for the next three years.

IFRS 9 – Forward Looking Information applied

as of March 2021¹
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Credit - ITX Europe 125	45.04	−
FX - EUR/USD	1.21	−
GDP - Eurozone	4.54%	4.12%
GDP - Germany	3.66%	3.86%
GDP - Italy	4.69%	3.95%
GDP - USA	5.96%	4.00%
Rate - U.S. Treasury 2y	0.21%	–
Unemployment - Eurozone	8.62%	8.27%
Unemployment - Germany	4.42%	4.06%
Unemployment - Italy	10.08%	9.94%
Unemployment - Spain	17.02%	15.92%
Unemployment - USA	5.65%	4.49%

1 Year 1 equals Q1 2021 to Q4 2021, Year 2 equals Q1 2022 to Q4 2022; FLI as of March 22, 2021.

as of December 20201,2
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)	Year 3 (4 quarter avg)
Credit - ITX Europe 125	52.81	−	−
FX - EUR/USD	1.20	−	−
GDP - Eurozone	1.38%	4.37%	2.32%
GDP - Germany	1.54%	4.01%	2.08%
GDP - Italy	1.92%	3.80%	1.93%
GDP - USA	2.80%	3.35%	2.29%
Rate - U.S. Treasury 2y	0.17%	−	–
Unemployment - Eurozone	8.86%	8.35%	7.94%
Unemployment - Germany	4.30%	3.95%	3.72%
Unemployment - Italy	10.65%	10.38%	9.85%
Unemployment - Spain	17.89%	16.32%	15.49%
Unemployment - USA	6.40%	5.19%	4.46%

1 Rates, FX and credit spreads as per 7 December release; GDP, unemployment forecasts updated per 16 December.

2 Year 1 equals Q4 2020 to Q3 2021, Year 2 equals Q4 2021 to Q3 2022 and Year 3 equals Q4 2022 to Q3 2023.

In the fourth quarter 2020, the Group considered a further management overlay to account for remaining uncertainties in the macro-economic outlook as a result of the COVID-19 crisis. In the first quarter 2021, the Group retained a portion of this overlay as uncertainty still remains regarding borrowers’ capacity to repay their financial obligations, in particular in relation to moratoria that will be fading out in 2021 (e.g. in Spain and Italy). Uncertainties at year end 2020 over a third COVID-19 wave impacting economies such as the US and uncertainties over the relatively benign Forward Looking Information (FLI) did not materialize in the first quarter of 2021 and no longer required a specific overlay, particularly in light of the changes to the Group’s Stage 2 migration trigger described below.

The Group has also booked a new and temporary overlay to reflect the impact of two refinements of the IFRS 9 model in the first quarter 2021 results, which are expected to be technically implemented in the model in the second quarter 2021. The first refinement is the introduction of a more granular portfolio segmentation in the FLI model. The second refinement relates to indicators that trigger a Stage 2 transition, which will result in an earlier migration to Stage 2. Both refinements primarily impact clients in the Corporate Bank and Investment Bank.

Taking into account the above mentioned overlays, the Group reported a provision for credit losses of € 69 million in the first quarter of 2021, which is a significant reduction compared to € 251 million in the fourth quarter of 2020 and € 506 million in the first quarter of 2020. This provision mainly reflects the following effects: € 111 million of releases from the inclusion of Forward Looking Information based on the latest improved consensus forecast including the effects of the management overlays discussed above, € 16 million due to deteriorated input parameter into the ECL calculation and € 165 million for defaulted clients, mainly in the Private Bank and Investment Bank.

Model sensitivity

In order to illustrate the sensitivity of our model with respect to future changes in MEVs, we have calculated the ECL impact for Stages 1 and 2 in a Downward and Upward shift across all scenarios used in the ECL calculation. Both shifts are applied in addition to the baseline ECL as of March 31, 2021, by specifying Downward and Upward MEV values that are all either one standard deviation above or below the baseline forecasts (e.g. shifting forecasted GDP rates by 2 percentage points on average).

The ECL for Stage 3 is not affected and not reflected in the sensitivity analysis as its modelling is independent of the macroeconomic scenarios.The downward shift resulted in an ECL increase of € 420 million whereas the Upward shift reduced ECL by € 210 million. All sensitivity calculations have been conducted with averaging GDP and unemployment rates over four consecutive quarters. The sensitivity analysis does not consider any changes we might have made to our management overlays as a result of using different MEVs.

Focus industries in light of COVID-19 pandemic

The global economy is expected to recover strongly in 2021, supporting improved corporate earnings, but there will be significant dispersion in the recovery between sectors with certain industries seeing more persistent impacts from the COVID-19 pandemic. Key focus sectors accounted for approximately 10 % of the loan book and approximately 43 % of Stage 3 group credit loss provisions in the first quarter 2021. For further details on Deutsche Bank’s “Focus Industries in light of COVID-19 Pandemic” please refer to Deutsche Bank’s Annual Report 2020:

  Commercial real estate (CRE) (€ 28 billion loan exposure as of March 31, 2021, versus € 27 billion as of December 31, 2020): CRE exposure accounts for 6 % of the loan book and comprises CRE Group (€ 18 billion), APAC CRE exposures in the Investment Bank (€ 4 billion) and non-recourse CRE business in the Corporate Bank (€ 6 billion). The risk profile of the portfolio improved modestly in the first quarter 2021 as the volume of new loan modification requests decreased. Moderate loan-to-value ratios (LTVs) averaging approximately 60 % provide a substantial buffer to absorb declines in collateral values.
  Oil & gas (€ 8 billion loan exposure as of March 31, 2021, versus € 7 billion as of December 31, 2020): Our loan exposure to the sector has increased by approximately € 1 billion compared to December 31, 2020 and accounts for about 2 % of the total loan book. Oil & Gas prices have further recovered in the first quarter of 2021, supported by OPEC+ (Organization of the Petroleum Exporting Countries) adherence to output quotas. Whilst crude price levels currently support industry margins, the long term outlook remains muted. Our portfolio is focused on more resilient oil & gas majors and national oil & gas companies with more than 80 % of net credit limits to investment grade rated clients.
  Retail (excluding food/staples) (€ 4 billion loan exposure as of March 31, 2021, versus € 4 billion as of December 31, 2020): The pandemic has added to the structural challenges that the sector is facing and is maintaining pressure on weaker players in the industry. Portfolio risks are mitigated by a focus on strong global brands with approximately two third of net credit limits relating to investment grade rated clients.

  Aviation (€ 3 billion loan exposure as of March 31, 2021, versus € 3 billion as of December 31, 2020): The sector is in its deepest crisis in history. While the outlook for 2021 has improved, a return to pre-COVID passenger volumes is not expected for several years. The portfolio benefits from a significant share of secured aircraft financing which is biased towards newer/ liquid aircraft. The unsecured portfolio is focused on developed market flag carriers, many of which benefit from robust government support packages.
  Leisure (€ 2 billion loan exposure as of March 31, 2021, versus € 2 billion as of December 31, 2020): The industry has been hit by a very sharp decline in both business and private travel during lockdowns. Volumes are unlikely to recover to pre-crisis levels in the near-term. Our portfolio is biased towards industry leaders in the hotels and casinos segment, mostly domiciled in the U.S. market.

Legislative and non-legislative moratoria and public guarantee schemes in light of COVID-19 pandemic

In 2020, the European Banking Association (EBA) issued a “Statement on the application of the prudential framework regarding Default, Forbearance and IFRS 9 in light of COVID-19 measures”, along with guidance on legislative and non-legislative moratoria. For additional details on the Statement and guidelines issued by EBA, see Deutsche Bank’s “IFRS 9 – Application of EBA guidance regarding Default, Forbearance and legislative and non-legislative moratoria and public guarantee schemes in light of COVID-19 Pandemic” in Deutsche Bank’s Annual Report 2020:

The following table provides an overview of active and expired loans and advances subject to EBA-compliant moratoria, loans and advances subject to COVID-19 related forbearance measures and newly originated loans and advances subject to a public guarantee scheme in the context of the COVID-19 pandemic as of March 31, 2021 and December 31, 2020.

Overview of active and expired moratoria and guarantee schemes in light of COVID-19 pandemic

	Mar 31, 2021			Dec 31, 2020
in € m.	Loans and advances subject to EBA-compliant moratoria	Loans and advances subject to COVID-19-related forbearance measures	Newly originated loans and advances subject to public guarantee schemes in the context of the COVID-19 crisis1	Loans and advances subject to EBA-compliant moratoria	Other loans and advances subject to COVID-19-related forbearance measures	Newly originated loans and advances subject to public guarantee schemes in the context of the COVID-19 crisis
Corporate Bank	596	2,899	2,552	610	2,956	2,362
Investment Bank	109	4,270	60	107	4,353	60
Private Bank	7,193	998	1,321	7,499	1,113	1,124
Capital Release Unit	416	23	0	432	0	0
Total	8,314	8,190	3,933	8,649	8,424	3,546

1 Excluding € 0.3 billion as of March 31, 2021 and € 0.2 billion as of December 31, 2020 which qualify for derecognition as these loans meet the pass-through criteria for financial instruments under IFRS 9

EBA-compliant moratoria: The moratorium for SMEs and Corporates in Italy was originally scheduled to end on September 30, 2020, but has been further extended until June 2021. Also, the Spanish government extended the legislative Spanish moratoria for SMEs and Corporates up and to 2021.

Non-legislative moratoria: A new non-legislative moratorium was launched in Italy to support consumer finance clients from January 2021 until the end of March 2021.

During the first quarter of 2021, the number of clients and volumes under moratoria has significantly reduced due to repayments, from peak levels in the second quarter 2020. As of March 31, 2021, only € 1.2 billion of moratoria are still active. All others have expired already. More than 94 % of these clients who took advantage of moratoria have now resumed payments. The transition is actively managed whereby we contact each private client in order to ensure the clients are aware and able to resume payments before leaving moratoria.

Newly originated loans and advances subject to a public guarantee scheme: The Group has originated approximately € 3.9 billion of loans under the public guarantee scheme until March 2021 and in most cases the terms of the new originated loans and advances are between two and five years. Approximately € 2 billion of loans were granted in Germany via programs sponsored by KfW, of which, € 0.3 billion were derecognized as the terms of the loan and guarantee met the criteria for derecognition under IFRS 9, and € 1.4 billion were originated in Spain and € 0.5 billion in Luxembourg. As of March 31, 2021, 98.9   % of the loans that were granted public guarantees continue to make regular repayments.

Breakdown of COVID-19 related measures by stages

	Mar 31, 2021
	Legislative and non-legislative Moratoria		COVID-19 related forbearance measures		Public guarantee schemes
in € m.	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses
Stage 1	6,060	(17)	5,158	(13)	3,075	(3)
Stage 2	1,810	(54)	2,108	(48)	794	(5)
Stage 3	445	(101)	924	(137)	63	(6)
Total	8,315	(172)	8,190	(197)	3,932	(13)

	Dec 31, 2020
	Legislative and non-legislative Moratoria		COVID-19 related forbearance measures		Public guarantee schemes
in € m.	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses
Stage 1	6,464	(23)	5,746	(18)	3,135	(3)
Stage 2	1,872	(63)	1,994	(54)	360	(4)
Stage 3	313	(69)	684	(80)	51	(4)
Total	8,649	(155)	8,424	(152)	3,546	(11)

…

COVID-19 related forbearance measures: As of March 31, 2021 COVID-19 forbearance measures have been granted for € 8.2 billion loans reflecting a broad range from modifications of selected covenants in the respective loan contract to payment deferrals.

We continue to manage and monitor the current and future impact from the COVID-19 pandemic on these exposures. There have been no material economic losses to date regarding voluntary COVID-19 forbearance where Deutsche Bank provides a range of measures, including extension of grace periods. Of those loans in COVID-19 forbearance, only circa 11 % of the € 8.2   billion exposure have defaulted after the measures were taken. As COVID-19 forbearance measures are applied to clients with a positive post-crisis outlook, we expect no significant stage moves of these assets under the assumption of a normalized economic recovery. Additionally, the economic risk of recovery regarding Deutsche Bank’s participation in public guarantee schemes remains low as at March 31, 2021.

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.

Overview of financial assets subject to impairment

	Mar 31, 2021					Dec 31, 2020
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	673,244	38,413	10,886	1,641	724,185	651,637	35,372	10,655	1,729	699,393
Allowance for credit losses²	478	633	3,686	153	4,950	544	648	3,614	139	4,946

Fair value through OCI
Fair value	41,295	265	111	0	41,671	55,566	163	105	0	55,834
Allowance for credit losses	14	8	5	0	27	12	6	2	0	20

Off-balance sheet
Notional amount	263,202	8,873	2,066	22	274,164	251,545	8,723	2,587	1	262,856
Allowance for credit losses³	138	67	200	0	405	144	74	200	0	419

1 Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.

2 Allowance for credit losses do not include allowance for country risk amounting to € 4 million as of March 31, 2021 and € 5 million as of December 31, 2020.

3 Allowance for credit losses do not include allowance for country risk amounting to € 5 million as of March 31, 2021 and € 4 million as of December 31, 2020.

Additional information

Management and Supervisory Board

Management Board

On March 29, 2021, the Supervisory Board of Deutsche Bank has decided the following changes will become effective on May 1, 2021:

  Rebecca Short will become a new member of the Management Board. She will become Chief Transformation Officer and will take over this role from Fabrizio Campelli. She will also be responsible for the Capital Release Unit.
  Fabrizio Campelli will take over responsibility for the Investment Bank and the Corporate Bank from Christian Sewing.
  Christian Sewing will take over responsibility for Human Resources from Fabrizio Campelli.
  Frank Kuhnke will leave Deutsche Bank on April 30, 2021. His current responsibilities as Chief Operating Officer will then be assumed by other members of the Management Board.

Supervisory Board

Since January 1, 2021, Stefan Viertel has been a member of the Supervisory Board as an employee representative. He has been an elected substitute member and replaces Stephan Szukalski, who left the Supervisory Board on December 31, 2020, for the remainder of his term of office.

Gerd Alexander Schütz is stepping down from his mandate as a member of the Supervisory Board at the Annual General Meeting on May 27, 2021. The Supervisory Board will propose to the Annual General Meeting on May 27, 2021 that Frank Witter be elected to the Supervisory Board as his successor.

Capital expenditures and divestitures

During the first three months of 2021, the Group did not make any significant capital expenditures or divestitures.

Events after the reporting period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Frankfurt am Main and its subsidiaries (collectively the “Group”, “Deutsche Bank” or “DB”) for the three-month period ended March 31, 2021 is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39, fair value macro hedge accounting may be applied to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

For the three-month period ended March 31, 2021, the application of the EU carve out version of IAS 39 had a negative impact of € 316 million on net revenues and profit before tax and of € 207 million on profit after tax. For the same time period in 2020 the application of the EU carve out had a positive impact of € 132 million on profit before taxes and of € 70 million on profit post taxes. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve out version of IAS 39. The impact on profit after taxes also impacts the calculation of the CET 1 capital ratio and had a negative impact of about 6 basis points as of March 31, 2021 and a positive impact of about 2 basis points as of March 31, 2020. Fair value hedge accounting under the EU carve-out is employed to minimize the accounting exposure to both positive and negative moves in interest rates in each tenor bucket thereby reducing the volatility of reported revenue from Treasury activities.

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of March 31, 2021, the related consolidated statements of income and comprehensive income for the three-month period ended March 31, 2021 as well as other information (e.g. Basis of preparation/impact of changes in accounting principles).

The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the year ended December 31, 2020, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to the COVID-19 crisis, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been newly applied in the first three months of 2021.

Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

On January 1, 2021, the Group adopted amendments to IFRS 9, “Financial Instruments”, IAS 39, “Financial Instruments: Recognition and Measurement“, IFRS 7, “Financial Instruments: Disclosures”, IFRS 4, “Insurance Contracts” and IFRS 16, “Leases” as Phase 2 of the IASB’s project addressing the potential effects from the reform of the Interbank Offered Rate (“IBOR”) on financial reporting.

The amendments in Phase 2 deal with replacement issues, therefore, they address issues that might affect financial reporting when an existing interest rate benchmark is actually replaced. This includes modification of financial assets, financial liabilities and lease liabilities as well as specific hedge accounting requirements. The amendments introduce a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is introduced for lessee accounting applying IFRS 16, whereby when assessing the lease modification due to IBOR reform the discount rate used in calculating the revised carrying value of the lease liability is amended for the change in the benchmark rate only. In addition, under the amendments hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments also require additional disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The Group has established a Group-wide IBOR & EU Benchmark Regulation transition program in 2018, aimed at managing a smooth transition from LIBOR and other IBORs to the new Risk-free Rates (RFRs). The program is sponsored by the Chief Financial Officer and has senior representation from each division, region and infrastructure functions.

The program has been focused on identifying and quantifying exposures to various interest rate benchmarks, providing the capability to trade products referencing alternative RFRs and evaluating existing contracts that reference IBORs. Efforts also included identifying potential accounting impacts and options to mitigate these impacts, for example, through impact analysis on the reform and its effects on Financial Reporting. Progress updates are provided monthly to the Group’s IBOR Transition Steering Committee and the CFO. The Group continues to work closely with regulators and industry bodies to manage the impact. Oversight of the program to prepare for the transition has been a major focus along with activities across all three lines of defense to minimize risk and disruption to customers.

The Group has significant exposure to IBORs predominantly in financial instruments and many of these contracts mature after 2021. The Group’s exposures from derivatives results from transactions that are entered into in order to make markets for its clients and hedge its risks as well as from loans and deposits, bonds and securitizations. The Group’s core planning for LIBOR transition has been a base case scenario of LIBOR cessation by end of 2021 with sufficient market adoption of RFRs to provide a viable replacement. The Group has detailed plans, processes and procedures in place to support the transition by their planned cessation date. When the cessation date for certain USD LIBOR tenors was extended to the end of June 2023 the Group’s plans have been updated accordingly. There are a number of dependencies within these scenarios that are outside of the Group’s control, creating significant uncertainty.

As part of the program, the Group has undertaken a comprehensive risk assessment which is refreshed regularly and has identified key inherent risks and mitigating actions. Key risks include business strategic risk, legal and compliance risk, conduct risk, liquidity risk, market risk, credit risk, operational risk, transition risk, model risk, accounting, financial reporting and tax risk, information security and technology transformation risk.

The Group continues to implement plans, aiming to mitigate the risks associated with the expected discontinuation of IBOR-referenced benchmark interest rates, including LIBOR. In this regards, the Group:

  has reviewed, or is in the process of reviewing, the fallback language for LIBOR-linked instruments including the development of a new framework introduced to quantify the potential impact of positions difficult to transition, referred to as “tough legacy”;
  has active cross functional and advocacy channels to ensure continued appropriate offering of RFR linked products to clients and gauge their adoption appetite in RFR related products. A Conduct Risk Advisory forum was initiated in the beginning of 2020, aiming to discuss and review all conduct risks types (including new risks and current plan) relevant for the IBOR transition;
  continues to engage with regulators, standard setters and industry groups in relation to the additional items for which relief is being considered.

The Group continues to develop infrastructure improvements and assess potential transition risk impacts alongside relevant stress scenarios. Where possible, the Group is proactively using the most effective fallback language available when conducting new transactions.

Although the Group has significant exposure to IBORs predominantly in financial instruments, the amendments did not have a material impact on transition on the Group’s consolidated financial statements.

IFRS 4 “Insurance Contracts”

On January 1, 2021, the Group adopted amendments to IFRS 4 “Insurance Contracts” which extend the temporary exemption to apply IFRS 9 to annual periods beginning on or after January 1, 2023. The amendments did not have a material impact on the Group’s consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of March 31, 2021 and therefore have not been applied in the first three months of 2021.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

In June 2020, the IASB issued amendments to IFRS 17 “Insurance Contracts” that address concerns and implementation challenges that were identified after IFRS 17 was published in 2017. The amendments are effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. These amendments have yet to be endorsed by the EU.

IFRS 16 “Leases”

In March 2021, the IASB issued amendments to IFRS 16 “Leases” that extend the previously provided exemption for lessees from assessing whether a COVID-19-related rent concession is a lease modification to rent concessions for which any reduction in lease payments affects only payments originally due on or before June 30, 2022 (rather than only payments originally due on or before June 30, 2021). The amendments are effective for annual periods beginning on or after April 1, 2021 with early adoption permitted including financial statements not yet authorized for issue at March 31, 2021. The amendment is also available for interim reports. The amendments will not have any impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”

In May 2020, the IASB issued amendments to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” to clarify what costs an entity considers in assessing whether a contract is onerous. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IAS 1 “Presentation of Financial Statements”

In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. They clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments will be effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. The amendment will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

Improvements to IFRS 2018-2020 Cycles

In May 2020, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2018-2020 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 9 “Financial Instruments”, IFRS 16 “Leases” and IAS 41 “Agriculture”. The amendments to IFRS 9 clarify which fees an entity includes when assessing whether to derecognize a financial liability. The amendments will be effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

Business segments

Commencing from first quarter of 2021, Corporate Bank reports revenues in three categories: Institutional Client Services, Corporate Treasury Services and Business Banking. Institutional Client Services comprises of Cash Management for Institutional clients, Trust and Agency Services, as well as Securities Services, all of which were previously reported under “Global Transaction Banking’. Corporate Treasury Services provides the full suite of Trade Finance and Lending, as well as Corporate Cash Management for large and mid-sized corporate clients, previously reported under ‘Global Transaction Banking’ and ‘Commercial Banking Germany’. Business Banking – previously reported under ‘Commercial banking Germany’ – covers small corporates and entrepreneur clients and offers a largely standardized product suite. In addition, based on management decisions during the reporting period further divisional changes were introduced. The prior year segmental information is presented in the current structure.

Impact of COVID-19

In this section we provide information on COVID-19 related topics.

Moratoria, government assistance and grants

The following summarizes the impact on the Group of its participation in Moratoria, Government Assistance Programs and grants as well as ECB Targeted Longer-term Refinancing Operations related to COVID-19.

Government and Private Sector Debt Moratoria

During the first three months of 2021, the Group participated in both legislative and non-legislative moratoria schemes primarily in relation to its retail and commercial loan portfolios. Upon granting the moratoria, the carrying value of the loan was amended by scheduling out the new expected cash flows and discounting at the original effective interest rate. The difference in the carrying value was taken as a loss to Interest income in Profit and loss. The amount was not material to the Group.

Government Assistance via Guarantees and Sponsored Lending for COVID-19 Impacted Borrowers

After the outbreak of the COVID-19 pandemic, a number of states issued programs offering guarantee schemes for borrowers impacted by COVID-19. The Group has provided approximately €   3.9 billion of loans of which € 0.3   billion qualify for derecognition as these loans meet the pass-through criteria for financial instruments under IFRS 9. These newly originated loans and advances subject to a public guarantee scheme are mainly guaranteed by KfW, a government-owned promotional bank and also via similar loan guarantees offered by the Luxembourg Public Investment Bank and by the Ministry of Economic Affairs and Digital Transformation (MINECO) of Spain.

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)

The Governing Council of the ECB decided on a number of modifications to the terms and conditions of its Targeted Longer-Term Refinancing Operations III (TLTRO III)-refinancing program in order to support further the provision of credit to households and firms in the face of the current economic disruption and heightened uncertainty caused by the COVID-19 pandemic.

The base interest rate under the TLTRO III-refinancing program is the average of the main refinancing operations rate with the exception of the period from June 24, 2020 to June 23, 2022, when a discount of 50 basis points applies (“base rate discount”). The applicable interest rate under the TLTRO III-refinancing program can further reduce by “new lending discounts” that apply if certain net lending thresholds are met. Accordingly, banks whose eligible net lending exceeds 0 % between March 1, 2020 and March 31, 2021 pay a rate 0.5 % lower than the average deposit facility rate for borrowings between June 24, 2020 and June 23, 2021. The interest rate outside of the period from June 24, 2020 to June 23, 2021 will be the average interest rate on the deposit facility (currently (0.5) %) with exception of the period from June 24, 2021 to June 23, 2022 when banks pay a rate 0.5 % lower than the average deposit facility rate for borrowings provided their eligible net lending exceeds 0 % between October 1, 2020 and December 31, 2021.

The Group accounts for the base rate discount and the new lending discounts as government grant under IAS 20. The income from the government grant is presented in net interest income and is recognized when there is reasonable assurance that the Group will receive the grant and will comply with the conditions attached to the grants. As of March 31, 2021 the Group met the requirements for recognition of the base rate discount and the new lending discount for the period from June 24, 2020 to June 23, 2021. The Group applies an all-in rate of (1) % which, for the three-month periods ended March 31, 2021, resulted in interest income recognition of € 179 million. As of March 31, 2021, the Group has borrowed € 40.8 billion under the TLTRO III-refinancing program.

Goodwill and Other Intangible Assets

Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.

As of March 31, 2021, an assessment was performed to evaluate if there is an indication that impairment existed at that date. This assessment did not result in any indication of impairment of the Group’s goodwill and the retail investment management agreements shown under unamortized intangible assets of the Asset Management CGU.

As part of the assessment, the assumptions and their sensitivities of the annual goodwill impairment test were reviewed and did not indicate an impairment. The assessment of the main input parameters and their sensitivities of the retail investment management agreements indicated that the recoverable amount approximates the carrying amount. Accordingly, management will continue to monitor key assumptions (e.g., assets under management) and their sensitivities on a frequent basis as changes could cause an impairment loss in the future.

Impact of Deutsche Bank’s transformation

On July   7, 2019, Deutsche Bank announced a number of transformational measures relating to the Group’s businesses and its organization. The immediate and secondary impacts that these measures had on the Group’s operating results and financial position are disclosed below.

Impairment and amortization of self-developed software

In line with the transformation announcement, the Group reviewed current platform software and software under construction assigned to businesses subject to the transformation strategy. Accordingly, the reassessment of the respective recoverable amounts led to an impairment of self-developed software of € 0 million and of € 17 million for the three months ended March 31, 2021 and 2020, respectively.

In addition, the Group recorded amortization on software subject to the transformation strategy of € 25 million and € 47 million for the three months ended March 31, 2021 and 2020, respectively. The impairment write-down as well as the software amortization are included within the general and administrative expenses of the Group’s results in 2021 and 2020, respectively.

Impairment of Right-of-Use assets and other related impacts

The Group recognized impairments, accelerated or higher depreciation of Right-of-Use (RoU) assets, asset write downs and accelerated depreciation on leasehold improvements and furniture, onerous contracts provisions for non-lease costs, depreciation of capitalized reinstatement costs and other one-time relocation costs of € 61 million and € 8 million for the three months ended March 31, 2021 and 2020, respectively. Certain of these costs related to incremental or accelerated decisions are driven by the changes in our expected operations due to the COVID-19 pandemic.

Deferred tax asset valuation adjustments

Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability. In connection with the transformation the Group adjusted the estimate related to deferred tax assets in affected jurisdictions, such as the UK and the U.S., and recognized € 0 million and € 5 million of valuation adjustments in the three months ended March 31, 2021 and 2020, respectively.

Restructuring and severance charges

Starting with the announcement of the transformation of Deutsche Bank on July 7, 2019, we designated all restructuring expenses as related to the transformation announcement and the subsequent business re-organization and perimeter changes resulting in € 17 million and € 74 million restructuring expenses for the Group for the three months ended March 31, 2021 and 2020, respectively. These charges are comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. 152 full-time equivalent employees (FTE) were impacted by the reorganization and changes during the three months ended March 31, 2021.

In addition to these restructuring expenses, € 41 million and € 14 million of severance related to the transformation announcement were recorded for the three months ended March 31, 2021 and 2020, respectively.

Other transformation related expenses

As a result of the strategic transformation, the Group recognized other transformation related expenses including expenses for Audit, Accounting & Tax, consulting fees and IT consulting fees of € 30 million and € 12 million for the three months ended March 31, 2021, and 2020, respectively.

Total net revenues

	Three months ended
in € m.	Mar 31, 2021	Mar 31, 2020
Interest and similar income	4,275	5,492
Interest expense	1,479	2,230
Net interest income	2,796	3,261
Commissions and fee income	2,739	2,439
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,601	231
Net gains (losses) on derecognition of financial assets measured at amortized cost	0	60
Net gains (losses) on financial assets at fair value through other comprehensive income	107	125
Net income (loss) from equity method investments	25	15
Other income (loss)	280	86
Total noninterest income	4,753	2,957
Total net revenues	7,549	6,218

Earnings per common share

	Three months ended
	Mar 31, 2021	Mar 31, 2020
Earnings per common share:1
Basic	€ 0.58	€ (0.01)
Diluted	€ 0.56	€ (0.01)
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,096.2	2,121.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,139.7	2,121.3

1 Due to the net loss situation for the three months ended March 31, 2020 potentially dilutive shares are generally not considered for the EPS calculation, because to do so would decrease the net loss per share. Under a net profit situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 79.4 million shares for the three months ended March 31, 2020.

Consolidated statement of comprehensive income

	Three months ended
in € m.	Mar 31, 2021	Mar 31, 2020
Profit (loss) recognized in the income statement	1,244	(4)
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	212	367
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	5	31
Total of income tax related to items that will not be reclassified to profit or loss	(100)	(273)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(251)	173
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(107)	(125)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	27	(3)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(7)	(1)
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	670	(13)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(2)	0
Equity Method Investments
Net gains (losses) arising during the period	0	(0)
Total of income tax related to items that are or may be reclassified to profit or loss	125	(60)
Other comprehensive income (loss), net of tax	570	98
Total comprehensive income (loss), net of tax	1,814	94
Attributable to:
Noncontrolling interests	69	34
Deutsche Bank shareholders and additional equity components	1,746	60

Provisions

As of March 31, 2021, the Group recognized € 2.7 billion (December 31, 2020: € 2.4 billion) in provisions on its balance sheet. These relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The consolidated financial statements contained in our Annual Report 2020 describe our provisions as of December 31, 2020, in Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

Within provisions as of March 31, 2021, the Group recognized provisions relating to civil litigation of € 0.4 billion (December 31, 2020: € 0.4 billion) and provisions relating to regulatory enforcement matters of € 0.4 billion (December 31, 2020: € 0.5 billion). For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of March 31, 2021, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 2.1 billion for civil litigation matters (December 31, 2020: € 2.1 billion) and € 0.2 billion for regulatory enforcement matters (December 31, 2020: € 0.2 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2020 sets forth, in the section thereof captioned “Current Individual Proceedings”, descriptions as of the date of such consolidated financial statements of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after AT1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 35 % for the first quarter of 2021 and 106 % for the prior year’s comparative period. For the segments, the applied tax rate was 28 % for 2021 and all quarters in 2020.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Mar 31,2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	229	1,490	274	183	(410)	138	1,905
Profit (loss)	165	1,073	197	132	(295)	(29)	1,244
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	36	36
Profit (loss) attributable to DB shareholders and additional equity components	165	1,073	197	132	(295)	(64)	1,208
Profit (loss) attributable to additional equity components	18	42	21	3	9	0	94
Profit (loss) attributable to Deutsche Bank shareholders	147	1,031	176	129	(304)	(64)	1,115
Average allocated shareholders’ equity	10,077	23,287	12,526	4,593	4,837	80	55,400
Deduct: Average allocated goodwill and other intangible assets1	692	1,084	1,267	2,869	109	0	6,021
Average allocated tangible shareholders’ equity	9,385	22,203	11,259	1,724	4,728	80	49,379
Post-tax return on average shareholders’ equity	5.8%	17.7%	5.6%	11.2%	(25.2%)	N/M	8.0%
Post-tax return on average tangible shareholders’ equity	6.3%	18.6%	6.3%	29.9%	(25.7%)	N/M	9.0%

N/M – Not meaningful

1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

	Three months ended Mar 31,2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	121	637	143	110	(765)	(172)	74
Profit (loss)	87	459	103	79	(551)	(181)	(4)
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	23	23
Profit (loss) attributable to DB shareholders and additional equity components	87	459	103	79	(551)	(204)	(27)
Profit (loss) attributable to additional equity components	17	36	17	3	12	0	86
Profit (loss) attributable to Deutsche Bank shareholders	70	423	85	76	(563)	(204)	(113)
Average allocated shareholders’ equity	10,108	22,343	11,319	4,886	7,268	46	55,969
Deduct: Average allocated goodwill and other intangible assets1	510	1,258	1,276	3,046	153	0	6,242
Average allocated tangible shareholders’ equity	9,598	21,085	10,043	1,840	7,115	46	49,727
Post-tax return on average shareholders’ equity	2.8%	7.6%	3.0%	6.2%	(31.0%)	N/M	(0.8%)
Post-tax return on average tangible shareholders’ equity	2.9%	8.0%	3.4%	16.6%	(31.7%)	N/M	(0.9%)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

Core Bank

The Core Bank represents the Group excluding the Capital Release Unit (CRU).

in € m. (unless stated otherwise)	Three months ended Mar 31, 2021	Three months ended Mar 31, 2020
Profit (loss) before tax - Group	1,905	74
Profit (loss) before tax - CRU	(410)	(765)
Profit (loss) before tax - Core Bank	2,315	839

The following table presents the results of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2021	Three months ended Mar 31, 2020
Profit (loss) before tax	2,315	839
Profit (loss)	1,539	546
Profit (loss) attributable to noncontrolling interests	36	23
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,503	523
Profit (loss) attributable to additional equity components	85	73
Profit (loss) attributable to Deutsche Bank shareholders	1,419	450

Average allocated shareholders' equity	50,563	48,702
Deduct: Average allocated goodwill and other intangible assets	5,912	6,090
Average allocated tangible shareholders' equity	44,651	42,612
Post-tax return on average shareholders’ equity	11.2%	3.7%
Post-tax return on average tangible shareholders’ equity	12.7%	4.2%

Prior year segmental information presented in the current structure

The following table presents a reconciliation of Adjusted profit (loss) before tax of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2021	Three months ended Mar 31, 2020
Profit (loss) before tax	2,315	839
Specific revenue items	(9)	(52)
Transformation charges	104	55
Impairment of goodwill / other intangibles	0	0
Restructuring & severance	57	84
Adjusted profit (loss) before tax	2,467	926

Prior year segmental information presented in the current structure

The following table presents a reconciliation of adjusted post-tax return on average tangible shareholders’ equity of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2021	Three months ended Mar 31, 2020
Profit (loss) attributable to Deutsche Bank shareholders	1,419	450
Specific revenue items	(9)	(52)
Transformation charges	104	55
Impairment of goodwill / other intangibles	0	0
Restructuring & severance	57	84
Tax adjustments	(44)	7
of which: Tax effect of above adjustment items1	(43)	(24)
of which: Adjustments for share based payment related effects	(1)	26
of which: Adjustments for DTA valuation adjustments	-	5
Adjusted profit (loss) attributable to Deutsche Bank shareholders	1,527	544
Average allocated tangible shareholders' equity	44,651	42,612
Adjusted post-tax return on average tangible shareholders’ equity	13.7%	5.1%

Prior year segmental information presented in the current structure

1 Pre-tax adjustments taxed at a rate of 28%.

Transformation charges

Transformation charges are costs, included in adjusted costs, that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July 7, 2019 and certain costs related to incremental or accelerated decisions driven by the changes in our expected operations due to the COVID-19 pandemic. Such charges include the transformation-related impairment of software and real estate, the accelerated software amortization and other transformation charges like onerous contract provisions or legal and consulting fees related to the strategy execution. The table represents the transformation charges by the respective cost category.

in € m.	Three months ended Mar 31, 2021	Three months ended Mar 31, 2020
Compensation and benefits	2	0
Information Technology	44	72
Professional services	7	3
Occupancy	62	8
Communication, data services, marketing	1	0
Other	0	1
Transformation charges	116	84

Adjusted costs

Adjusted costs is one of the key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses. To show the development of our cost initiatives excluding costs that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July 7, 2019, the Group also presents Adjusted costs excluding transformation charges, in which the transformation charges described above are deducted from Adjusted costs.

In addition, BNP Paribas and Deutsche Bank have signed a master transaction agreement to provide continuity of service to Deutsche Bank’s Prime Finance and Electronic Equities clients. Under the agreement Deutsche Bank will continue to operate the platform until clients can be migrated to BNP Paribas, and BNP Paribas reimburses Deutsche Bank for the eligible expenses of the transferred business. To show the development of our cost initiatives excluding not only transformation charges but also these eligible reimbursable expenses, the Group also presents Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance.

	Three months ended Mar 31,2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	1,104	1,605	1,805	405	498	156	5,574
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	(0)	12	1	0	64	0	78
Restructuring and severance	25	7	11	6	0	8	58
Adjusted costs	1,080	1,586	1,792	400	434	147	5,439
Transformation charges	11	13	36	1	12	43	116
Adjusted costs ex. transformation charges	1,068	1,573	1,756	399	422	104	5,322
Expenses eligible for reimbursement related to Prime Finance							77
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							5,245

	Three months ended Mar 31,2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	1,097	1,475	1,886	374	695	112	5,638
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	(0)	1	2	(0)	1	11	14
Restructuring and severance	10	(2)	66	7	3	3	88
Adjusted costs	1,087	1,476	1,817	367	691	98	5,536
Transformation charges	26	14	15	0	29	0	84
Adjusted costs ex. transformation charges	1,062	1,462	1,803	366	661	98	5,452
Expenses eligible for reimbursement related to Prime Finance							98
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							5,354

Prior year segmental information presented in the current structure

Revenues excluding specific items

Revenues excluding specific items is a performance indicator that is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with our business.

	Three months ended Mar 31,2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,313	3,097	2,178	637	81	243	7,549
DVA - IB Other / CRU	0	(15)	0	0	2	0	(13)
Change in valuation of an investment - FIC S&T	0	0	0	0	0	0	0
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	24	0	0	0	24
Revenues excluding specific items	1,313	3,112	2,153	637	79	243	7,538

	Three months ended Mar 31,2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,325	2,354	2,167	519	(57)	(90)	6,218
DVA - IB Other / CRU	0	46	0	0	24	0	70
Change in valuation of an investment - FIC S&T	0	(10)	0	0	0	0	(10)
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	16	0	0	0	16
Revenues excluding specific items	1,325	2,318	2,151	519	(81)	(90)	6,142

Prior year segmental information presented in the current structure

Revenues on a currency adjusted basis

Revenues on a currency-adjusted basis is calculated by translating prior-period revenues that were generated in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes.

Adjusted profit (loss) before tax

Adjusted profit (loss) before tax is calculated by adjusting the profit (loss) before tax under IFRS for specific revenue items, transformation charges, impairments of goodwill and other intangibles, as well as restructuring and severance expenses. The Group believes that a presentation of profit (losses) before tax excluding the impact of the foregoing items provides a more meaningful depiction of the profitability of our operating business.

	Three months ended Mar 31, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	229	1,490	274	183	(410)	138	1,905
Specific revenue items	0	15	(24)	0	(2)	0	(11)
Transformation charges	11	13	36	1	12	43	116
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	25	7	11	6	0	8	58
Adjusted profit (loss) before tax	266	1,526	297	190	(400)	189	2,068

	Three months ended Mar 31, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	121	637	143	110	(765)	(172)	74
Specific revenue items	0	(36)	(16)	0	(24)	0	(76)
Transformation charges	26	14	15	0	29	0	84
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	10	(2)	66	7	3	3	88
Adjusted profit (loss) before tax	157	614	207	118	(756)	(169)	170

Prior year segmental information presented in the current structure

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.

in € b. (unless stated otherwise)	Mar 31, 2021	Dec 31, 2020
Total assets	1,317	1,325
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	227	266
Deduct: Derivatives cash collateral received / paid	64	83
Deduct: Securities Financing Transactions credit line netting	1	1
Deduct: Pending settlements netting	37	12
Net assets (adjusted)	987	963

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Mar 31, 2021	Dec 31, 2020
Total shareholders’ equity (Book value)	56,284	54,774
Goodwill and other intangible assets1	(6,105)	(5,997)
Tangible shareholders’ equity (Tangible book value)	50,179	48,777

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS.

Basic shares outstanding

in million (unless stated otherwise)	Mar 31, 2021	Dec 31, 2020
Number of shares issued	2,066.8	2,066.8
Treasury shares	(3.7)	(1.3)
Vested share awards	32.1	38.6
Basic shares outstanding	2,095.2	2,104.1

Book value per basic share outstanding in €	26.86	26.03
Tangible book value per basic share outstanding in €	23.95	23.18

Regulatory fully loaded measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD as currently applicable.

We present in this report certain figures based on the CRR definition of own fund instruments applicable for Additional Tier 1 (AT1) capital and Tier 2 (T2) capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio on a “fully loaded” basis. We calculate such “fully loaded” figures excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. For CET 1 instruments we do not make use of transitional provisions.

Transitional arrangements are applicable for AT1 and T2 instruments. Capital instruments issued on or prior to December 31, 2011 that no longer qualify as AT1 or T2 capital under the fully loaded CRR/CRD as currently applicable are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 30 % in 2019, 20 % in 2020 and 10 % in 2021 (in relation to the portfolio eligible for grandfathering which was still in issue on December 31, 2012). The current CRR as applicable since June 27, 2019 provides further grandfathering rules for AT1 and T2 instruments issued prior to June 27, 2019. Thereunder, AT1 and T2 instruments issued through special purpose entities are grandfathered until December 31, 2021, and AT1 and T2 instruments that do not meet certain new requirements that apply since June 27, 2019 continue to qualify until June 26, 2025. Instruments issued under UK law which do not fulfill all CRR requirements after the UK left the European Union are also excluded from our fully loaded definition. Our CET 1 and RWA figures show no difference between CRR/CRD as currently applicable and fully loaded CRR/CRD based on our definition of “fully loaded”.

We believe that these “fully loaded” calculations provide useful information to investors as they reflect our progress against the regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, however, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.

Imprint

Deutsche Bank Aktiengesellschaft

Taunusanlage 12 60262 Frankfurt am Main Germany

Telephone: +49 69 910-00 deutsche.bank@db.com

Investor Relations
+49 800 910-8000 db.ir@db.com

Publication
Published on April 28, 2021

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 12, 2021 under the heading “Risk Factors”.